SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Synbiotics Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871566105

(CUSIP Number)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2002

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

(Continued on the following pages)

CUSIP No. 871566105                      13D                 Page  2 of 13 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Redwood West Coast, LLC
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company
--------- ----------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES             ---------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      21,796,668 - See Item 5(b)
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     0
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     21,796,668 - See Item 5(b)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,796,668  - See Item 5(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 871566105                      13D                 Page  3 of 13 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Ruyan
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [X]
                                                              (b)  [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES             ---------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      21,796,668 - See Item 5(b)
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     0
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     21,796,668 - See Item 5(b)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,796,668 - See Item 5(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 871566105                      13D                 Page  4 of 13 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas A. Donelan
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES             ---------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      21,796,668 - See Item 5(b)
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     0
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     21,796,668 - See Item 5(b)
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,796,668 - See Item 5(a)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 871566105                      13D                 Page  5 of 13 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher P. Hendy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES            ----------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      21,796,668 - See Item 5(b)
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     0
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     21,796,668 - See Item 5(b)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,796,668 - See Item 5(a)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 871566105                      13D                 Page  6 of 13 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Redwood Holdings, Inc.
          31-1574894
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC & AF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio corporation
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES            ----------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      21,796,668 - See Item 5(b)
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     0
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     21,796,668 - See Item 5(b)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,796,668 - See Item 5(a)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13D is filed by Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, Inc. Messrs. Ruyan, Hendy and Donelan are members of and serve on the Management Committee of Redwood West Coast, LLC. Pursuant to the terms of the Operating Agreement for Redwood West Coast, LLC, all voting and dispositive authority over the securities reflected in this Schedule 13D is vested in the Management Committee. Additionally, Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC. The shares reflected in this Schedule 13D filing were issued solely in the name of Redwood West Coast, LLC.

Item 1.      Security and Issuer.

        This Schedule 13D relates to the Common Stock of Synbiotics Corporation, a California corporation. Synbiotic’s principal executive offices are located at 11011 Via Frontera, San Diego, California 92127.

Item 2.       Identity and Background.

         Redwood West Coast, LLC

(a)	Redwood West Coast, LLC.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood West Coast, LLC is a Delaware limited liability company organized to acquire voting securities of Synbiotics constituting at least a majority of its outstanding voting power and thereafter to hold such securities and control the operations of Synbiotics. Jerry L. Ruyan, Thomas A. Donelan and Christopher P. Hendy are members of Redwood West Coast, LLC. Pursuant to the Operating Agreement for Redwood West Coast, LLC, all authority is vested in the Management Committee which is comprised of Messrs. Ruyan, Hendy and Donelan. Messrs. Hendy and Donelan are the Co-Managers of Redwood West Coast, LLC. Redwood West Coast, LLC's business address is 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood West Coast, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Redwood West Coast, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware limited liability company.

         Jerry L. Ruyan

(a)	Jerry L. Ruyan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Mr. Ruyan is primarily engaged in the business of investing in businesses which he believes will improve with better management. He conducts his investment activities from the address listed in (b) above. Mr. Ruyan also serves as CEO and Chairman of the Board of Directors of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen's principal business address is 9033 Red Branch Road, Columbia, Maryland 21045.

(d)	Mr. Ruyan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Ruyan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

        Thomas A. Donelan

(a)	Thomas A. Donelan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Donelan serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Donelan is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Donelan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Donelan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Donelan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

        Christopher P. Hendy

(a)	Christopher P. Hendy.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Hendy serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Hendy is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Hendy, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Hendy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hendy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

         Redwood Holdings, Inc.

(a)	Redwood Holdings, Inc.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Holdings, Inc. is a 100% owned subsidiary of an employee stock ownership plan, the beneficial owners of which are Jerry L. Ruyan - 49.9%, Thomas A. Donelan - 24.9% and Christopher P. Hendy - 24.9% Redwood Holdings, Inc.’s address is Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood Holdings, Inc., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Redwood Holdings, Inc., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio corporation.

Item 3.      Source and Amount of Funds or Other Consideration.

        As more fully described in Item 4 below, on January 25, 2002, Redwood West Coast, LLC entered into a Stock Purchase Agreement whereby Synbiotics sold to Redwood 2,800 shares of its Series B Preferred Stock for a total purchase price of $2,800,000. The transaction closed on January 25, 2002. Messrs. Ruyan, Donelan and Hendy are members of Redwood and serve on its Management Committee. All company authority, including voting and dispositive power over the Series B Preferred Stock, is vested in the Management Committee. Messrs. Hendy and Donelan are Co-Managers of Redwood.

        Redwood West Coast, LLC utilized funds derived from contributions of capital by its members in connection with the acquisition of the Series B Preferred Stock of Synbiotics reflected in this Schedule 13D. In connection with the purchase of its membership interest in Redwood West Coast, LLC, Redwood Holdings Inc. borrowed $800,000 from Mr. Ruyan, evidenced by a promissory note.

Item 4.      Purpose of Transaction.

        The shares of Series B Preferred Stock, which are convertible into shares of Common Stock that are the subject of this Schedule 13D, were acquired by Redwood pursuant to a Stock Purchase Agreement dated January 25, 2002 between Redwood and Synbiotics. Pursuant to the terms of the Purchase Agreement, Redwood purchased 2,800 shares of Series B Preferred Stock at a price of $1,000 per share. These shares are convertible into 21,796,668 shares of Common Stock, at any time after the date Synbiotics amends its Articles of Incorporation to increase the number of authorized shares of its Common Stock to at least 70,000,000. Pursuant to the Purchase Agreement, Synbiotics will use its best efforts to cause this to occur no later than July 31, 2002. In addition, under certain circumstances as set forth in the Purchase Agreement, Redwood may purchase or may be issued additional shares of Series B Preferred Stock.

        Each share of Series B Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing each share of Series B Preferred Stock, valued at $1,000, by the conversion price – initially set at $0.12846. The conversion price is subject to adjustment as set forth in the Certificate of Determination, as amended, establishing the Series B Preferred Stock including, without limitation, adjustments for stock splits, dividends and issuances by Synbiotics of additional shares of its Common Stock at prices below the applicable conversion price.

        Holders of Series B Preferred Stock are entitled to vote with the holders of the Common Stock, as a single class, on each matter submitted to the shareholders of Synbiotics. Each share of Series B Preferred Stock represents that number of votes that equals the number of shares of Common Stock into which such shares of Series B Preferred Stock may be converted at the applicable conversion price. The voting rights granted to the holders of Series B Preferred Stock apply at all times, including any period during which such Series B Preferred Stock cannot be converted into Common Stock. In addition, holders of Series B Preferred Stock, voting as a single class, have the ability to amend certain terms of such preferred stock. Accordingly, the Reporting Persons are deemed to have shared voting power over all of the shares reflected in this Schedule 13D.

        Redwood acquired the shares reflected in this Schedule 13D for purposes of controlling Synbiotics. The Reporting Persons may also acquire additional Synbiotics securities from time to time. Pursuant to the Purchase Agreement, Synbiotics agreed to restructure its Board of Directors so that Redwood designees will occupy 2 of the 3 seats on its Board. The Redwood Board seats are held by Messrs. Hendy and Donelan. In addition, pursuant to the terms of the Purchase Agreement, Synbiotics amended its Rights Agreement dated October 1, 1998 with Mellon Investor Services LLC for the purpose of excluding Redwood West Coast, LLC and its principals from the definition of “Acquiring Person” so that the Redwood acquisition would not trigger the Rights Agreement.

        Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

4.1	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

4.2	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

4.3	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

4.4	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

4.5	Any material change in the present capitalization or dividend policy of the issuer;

4.6	Any other material change in the issuer's business or corporate structure;

4.7	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

4.8	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

4.9	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

4.10	Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of Issuer.

        Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, Inc.

        Pursuant to the Purchase Agreement and as set forth above in Item 4, the 2,800 shares of Series B Preferred Stock acquired by Redwood are convertible into 21,796,668 shares of Synbiotics Common Stock. According to its Form 10-Q filed with the SEC on November 6, 2001, as of November 2, 2001, Synbiotics had 9,610,979 shares of its Common Stock outstanding. Factoring in the conversion of the Redwood preferred shares, the Reporting Persons are deemed to beneficially own 69.4% of the outstanding Common Stock of Synbiotics.

(a)	See page 2, nos. 11 and 13. No. 11 includes 21,796,668 shares issuable upon conversion of the Synbiotics Series B Preferred Stock. Such shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares reflected in this filing.

(b)	See page 2, nos 7-10. Nos. 8 and 10 include 21,796,668 shares of Common Stock issuable upon conversion of the Synbiotics Series B Preferred Stock. Such shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares reflected in this filing.

(c)	Other than as set forth above, the Reporting Persons have made no transactions with respect to Synbiotics securities in the last 60 days.

(d)	None.

(e)	Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Messrs. Hendy, Donelan, Ruyan and Redwood Holdings, Inc. are parties to Redwood's Operating Agreement which vests all company authority in the Management Committee, which is comprised of Messrs. Hendy, Donelan and Ruyan.

Item 7.      Material to be filed as Exhibits.

1.	Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934.

2.	Stock Purchase Agreement dated January 25, 2002 between Redwood West Coast, LLC, a Delaware limited liability company, and Synbiotics Corporation, a California corporation.

3.	Certificate of Determination of Preferences of Series B Preferred Stock of Synbiotics Corporation, a California corporation, dated January 3, 2002, as amended by the Certificate of Amendment to Certificate of Determination of Preferences of Series B Preferred Stock of Synbiotics Corporation, a California corporation, dated January 18, 2002.

4.	Redwood Holdings, Inc. Promissory Note dated January 22, 2002 in the principal amount of $800,000.

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

 /s/Jerry L. Ruyan
      Jerry L. Ruyan

Dated:  January 31, 2002

 /s/Thomas A. Donelan
      Thomas A. Donelan

Dated:  January 31, 2002

 /s/Christopher P. Hendy
     Christopher P. Hendy

Dated:  January 31, 2002

REDWOOD WEST COAST, LLC

By: /s/Christopher P. Hendy
         Christopher P. Hendy,
         Co-Manager

Dated:  January 31, 2002

REDWOOD HOLDINGS, INC.

By: /s/Thomas A. Donelan
         Thomas A. Donelan, President

Dated:  February 4, 2002

EXHIBIT 1

POWER OF ATTORNEY

         I, JERRY L. RUYAN, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of January, 2002.

/s/Jerry L. Ruyan JERRY L. RUYAN

EXHIBIT 1

POWER OF ATTORNEY

         I, THOMAS A. DONELAN, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of January, 2002.

/s/Thomas A. Donelan THOMAS A. DONELAN

EXHIBIT 1

POWER OF ATTORNEY

         I, CHRISTOPHER P. HENDY, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of January, 2002.

/s/Christopher P. Hendy CHRISTOPHER P. HENDY

EXHIBIT 1

POWER OF ATTORNEY

        As Manager of REDWOOD WEST COAST, LLC, I, Christopher P. Hendy, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as the true and lawful attorneys-in-fact of Redwood West Coast, LLC to sign on its behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by Redwood West Coast, LLC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, I have hereunto set my hand on behalf of Redwood West Coast, LLC this 31st day of January, 2002.

REDWOOD WEST COAST, LLC By: /s/Christopher P. Hendy Christopher P. Hendy, Co-Manager
                                                                       EXHIBIT 2

                            STOCK PURCHASE AGREEMENT

                             dated January 25, 2002

                                     between

                             REDWOOD WEST COAST, LLC

                                       and

                             SYNBIOTICS CORPORATION

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

         Section 3.6 Licenses; Compliance with Laws,

         Section 3.12 Employment Contracts, etc.;

         Section 4.8 Negative Covenants in Effect

         Section 6.4 Representations and Warranties of Synbiotics

EXHIBITS

Exhibit 1.1  -    Certificate of Determination
Exhibit 6.3  -    Legal Opinion
Exhibit 6.13 -    Third Amendment to Credit Agreement
                  and Loan Documents and Waiver of Defaults

     This STOCK PURCHASE AGREEMENT  ("Agreement")  entered into this 25th day of
JANUARY,  2002,  between REDWOOD WEST COAST,  LLC, a Delaware limited  liability company  ("Redwood"),  and  SYNBIOTICS  CORPORATION,  a  California  corporation
("Synbiotics").

     Redwood and  Synbiotics  desire to enter into this Agreement to provide for the purchase by Redwood of a new issue of Preferred Stock of Synbiotics with the characteristics set forth in a Certificate of Determination  attached as Exhibit
1.1 and to  provide  such  other  terms  and  conditions  with  respect  to such transaction as contained herein.

Article 1.   Defined Terms

     The  following  terms,  when  used in this  Agreement,  have the  following meanings, unless the context otherwise indicates:

     "'33 Act" means the Securities Act of 1933.

     "'34 Act" means the Securities Exchange Act of 1934.

     "Affiliate"  means,  with respect to any  specified  Person,  (1) any other
Person who, directly or indirectly,  owns or controls, is under common ownership or control with, or is owned or controlled  by, such specified  Person,  (2) any other Person who is a manager,  director,  officer or partner or is, directly or indirectly,  the  beneficial  owner of 10 percent or more of any class of equity securities,  of the specified Person or a Person described in clause (1) of this paragraph,  (3)  another  Person  of whom the  specified  Person  is a  manager, director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity  securities,  (4) another Person in whom the specified  Person has a substantial  beneficial  interest or as to whom the  specified  Person  serves as trustee or in a similar  capacity,  or (5) any relative or spouse of the specified Person or any of the foregoing Persons,  any relative of such spouse or any spouse of any such relative;  provided,  however, that at any time after the Closing Date,  Synbiotics and the Subsidiaries on the
one  hand  and  Redwood  and  its  Affiliates  (other  than  Synbiotics  and the
Subsidiaries) shall not be deemed to be Affiliates of each other.

     "Articles  of  Incorporation"   means  the  articles  of  incorporation  of
Synbiotics,  as originally filed with the California Secretary of State together with all  amendments  thereof  (including  certificates  of  determination)  and restatements thereof.

     "Best Knowledge" shall mean and include (a) actual knowledge of the Person, including,  the  actual  knowledge  of any  of  the  officers  or  directors  of
Synbiotics  and  the  administrators  of  any  of  the  facilities  operated  by
Synbiotics or any of its  subsidiaries  and (b) that  knowledge  which a prudent businessperson  could have  obtained in the  management  of his  business  after making due inquiry, and after exercising due diligence, with respect thereto.

     "Bylaws" means the bylaws of Synbiotics, as amended.

     "Certificate of  Determination"  means the certificate of determination (as amended) adopted by the Synbiotics  board of directors  establishing the rights, limitations, etc., of the Preferred Stock.

     "Closing" and "Closing Date" mean the consummation of Synbiotics'  issuance and sale and Redwood's  purchase of the Preferred  Stock,  and the date on which the same occurs or occurred.

     "Common Stock" means the common stock of Synbiotics.

     "Employee Plan" has the meaning set forth in Section 3.14.1 hereof.

     "Employee  Retention  Agreements"  means  agreements  held by  employees of
Synbiotics  entitling  them to  certain  payments  in the  event of a change  in control of Synbiotics.

     "Financial  Statements" means any financial statements (including the notes thereto) of Synbiotics  certified by Synbiotics'  independent public accountants and any such  statements not so certified but containing  substantially  all the information covered in such certified  statements,  including a balance sheet as of the end of a fiscal period and statements of income and retained earnings and of sources and  applications of funds for such fiscal period,  together with all notes thereto.

     "Financial Statements" shall mean all of the following:

          (a) the audited financial  statements of Synbiotics as of December 31,
     2000 (including all schedules and notes thereto), consisting of the balance sheet at such  date and the  related  statements  of income  and  expenses, retained  earnings,  changes in  financial  position and cash flows for the twelve-month period then ended; and

          (b) the unaudited  financial  statements of Synbiotics as of September
     30, 2001  (including  all schedules and notes  thereto),  consisting of the balance  sheet at such  date  and the  related  statements  of  income  and expenses,  retained earnings,  changes in financial position and cash flows for the nine-month period then ended.

In addition to (a) and (b) above, after the date of this Agreement, the term
"Financial Statements" shall include any and all interim financial statements thereafter issued.

     "Financial Statement Date" means September 30, 2001.

     "Independent Public  Accountants" means that firm of independent  certified public accountants  selected by Synbiotics' Board of Directors with the approval of the Redwood Board Members.

     "Person" means any natural person or entity including,  but not limited to, a corporation, partnership, or limited liability company.

     "Preferred  Stock" means the Series B Preferred Stock of Synbiotics  having the characteristics set forth in the Certificate of Determination.

     "Redwood" means Redwood West Coast, LLC.

     "Redwood  Board Members"  means that  individual or individuals  (initially
Thomas Donelan and Christopher  Hendy) who sit on Synbiotics' Board of Directors
at the request of Redwood.

     "SEC" means the United States Securities and Exchange Commission.

     "Shares" means any shares of Synbiotics' Series B Preferred Stock or Common
Stock issued or issuable upon conversion thereof, as the context requires.

     "Subsidiary" or "Subsidiaries" of any Person means any corporation or other entity of which  securities or other ownership  interests having ordinary voting power to elect a majority of the board of directors or other Persons  performing similar  functions are at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person.

     "Synbiotics" means Synbiotics Corporation, a California corporation.

     The masculine  form of words  includes the feminine and the neuter and vice versa,  and, unless the context otherwise  requires,  the singular form of words includes the plural and vice versa. The words "herein,"  "hereof,"  "hereunder,"
and other  words of similar  import  when used in this  Agreement  refer to this
Agreement as a whole, and not to any particular section or subsection.

Article 2.   Purchase and Sale Terms

Section 2.1   Purchase and Sale.

     Subject to the terms of this  Agreement,  at the Closing  Synbiotics  shall issue and sell to Redwood,  and  Redwood  shall  purchase  from  Synbiotics  for
$2,800,000 cash, 2,800 shares of Series B Preferred Stock. Synbiotics represents and warrants to Redwood that, as of immediately  after the Closing,  such Shares will entitle  Redwood to  approximately  fifty four and one-half  percent of the total voting power of all classes of stock of Synbiotics  after giving effect to the deemed  issuance of (1) all shares of Common Stock called for by any and all
warrants,   options,   convertible  notes,   convertible  securities  and  other
agreements of any nature of Synbiotics  outstanding  on the Closing Date calling for the  issuance  of  Common  Stock at less than  $1.99 per share  plus (2) all shares of Common  Stock  issuable on or before May 15, 2002  pursuant to amended
Employee Retention  Agreements.  In addition,  Synbiotics shall issue additional shares of Series B  Preferred  Stock to  Redwood  when,  as and if  required  by
Section 4.15 hereof.

Section 2.2   Transfer Legends and Restrictions.

     The transfer of the Shares will be restricted in accordance  with the terms hereof. Each certificate evidencing the Shares, including any certificate issued to any transferee thereof, shall be imprinted with a legend in substantially the following form:

         "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE '33 ACT. THEY MAY NOT
         BE OFFERED OR TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE OR OTHERWISE
         UNLESS (1) A REGISTRATION STATEMENT FOR THE SHARES UNDER THE '33 ACT IS
         IN EFFECT OR (2) SYNBIOTICS HAS RECEIVED AN OPINION OF COUNSEL, WHICH
         OPINION IS REASONABLY SATISFACTORY TO SYNBIOTICS, TO THE EFFECT THAT
         SUCH REGISTRATION IS NOT REQUIRED UNDER THE '33 ACT.

     Redwood,  by  acceptance  of the  Shares,  agrees,  so long  as any  legend described  in this  Section  shall  remain on the  certificates  evidencing  the
Shares, prior to any transfer of any of the same (except for a transfer effected pursuant  to an  effective  registration  statement  under  the  '33  Act  or in compliance  with Rule 144 or Rule 144A  thereunder),  to give written  notice to
Synbiotics  of Redwood's  intention to effect such transfer and agrees to comply in all material  respects with the provisions of this Section.  Such notice,  if required,  shall  describe  the  proposed  method of  transfer  of the Shares in question.  Upon receipt by Synbiotics of such notice, if required, and if in the opinion of counsel to Redwood, which opinion shall be reasonably satisfactory to
Synbiotics, the proposed transfer may be effected without registration under the
'33 Act in  compliance  with  Section 4(2) or Rules 144 or 144A  thereunder  and under  applicable  state  securities  laws,  then the  proposed  transfer may be effected.  Provided, however, that no such opinion of counsel shall be necessary for a transfer  by Redwood to a member or other  Affiliate  of  Redwood,  if the transferee  agrees in writing to be subject to the terms of this  Section to the same extent as if such transferee were originally a signatory to this Agreement.
Upon  receipt  by  Synbiotics  of  such  opinion  and of such  agreement  by the transferee  to be  bound  by this  Section,  the  holder  of such  Shares  shall thereupon be entitled to transfer the same in  accordance  with the terms of the notice  (if any)  delivered  by such  holder  to  Synbiotics.  Each  certificate evidencing  the Shares issued upon any such  transfer  shall bear the legend set forth in this  Section.  Upon the  written  request of  Redwood or a  subsequent holder of the Shares,  Synbiotics  shall  remove the  foregoing  legend from the certificates  evidencing  such Shares and issue to such holder new  certificates therefor,  free of any transfer legend if, with such request,  Synbiotics  shall have received an opinion of counsel  selected by the holder,  such opinion to be reasonably satisfactory to Synbiotics,  to the effect that any transfers by said holder of such Shares may be made to the public without  compliance  with either
Section 5 of the '33 Act or Rule 144 thereunder and applicable  state securities laws.  In no event will such legend be removed if such opinion is based upon the
"private offering" exemption of Section 4(2) of the '33 Act.

Article 3.   Representations and Warranties of Synbiotics

     Except as set forth in the  Disclosure  Letter  furnished by  Synbiotics to
Redwood before the date of this Agreement, Synbiotics represents and warrants to
Redwood:

Section 3.1   Corporate Existence.

     Synbiotics is a corporation duly incorporated, validly existing and in good standing  under  California  law and has full power and authority to conduct its business  and own its  properties  as now  conducted  and owned.  Synbiotics  is qualified as a foreign  corporation to do business in all jurisdictions in which the nature of its properties and business requires such qualification.

Section 3.2   Power and Authority.

     Synbiotics  has full  power  and  authority,  and has  taken  all  required corporate and other action  necessary to permit it to own and hold properties to carry on its current business,  to execute and deliver this Agreement,  to issue and sell the Preferred  Stock as herein  provided and otherwise to carry out the terms of this Agreement and all other  documents,  instruments,  or transactions required by this Agreement,  and none of such actions will violate any provision of Synbiotics'  Bylaws or Articles of Incorporation,  or result in the breach of or constitute a default under any agreement or instrument to which Synbiotics is a party or by which it is bound or result in the creation or  imposition  of any material lien, claim or encumbrance on any Synbiotics' asset. This Agreement has been duly  executed and delivered by Synbiotics  and  constitutes  the valid and binding  obligation of Synbiotics  enforceable  against Synbiotics in accordance with its terms.  No event has  occurred  and no  condition  exists  which  would constitute a violation of this  Agreement.  Neither this Agreement nor any other document gives any person rights to terminate any agreements  with Synbiotics or otherwise to exercise rights against Synbiotics.

Section 3.3   Financial Condition.

     Synbiotics has previously  furnished to Redwood reports filed by Synbiotics with the SEC (the "SEC  Reports")  containing its Financial  Statements,  which, together  with the  footnotes  thereto,  are  complete  and  correct,  have been
prepared  in  accordance   with   generally   accepted   accounting   principles
consistently  applied,  and fairly present the financial condition of Synbiotics as of the dates specified.  The Financial  Statements are in accordance with the books and records of Synbiotics  as of the dates and for the periods  indicated, present  fairly the financial  position,  results of  operations,  shareholders'
equity  and  changes  in  financial  position  of  such  corporations  as of the respective  dates  and for the  respective  periods  indicated,  and  have  been prepared in accordance with generally accepted  accounting  principles  ("GAAP")
applied on a consistent  basis  (except as described in such  statements,  notes thereto and reports).

        3.3.1  Absence  of   Undisclosed   Liabilities.   As  of  the  Financial
               Statement Date,  Synbiotics had no material  liabilities (matured or unmatured, fixed or contingent), which are not fully reflected or provided  for on the  balance  sheet of  Synbiotics  as at the
               Financial  Statement  Date, or any material loss  contingency (as defined in  Statement of Financial  Accounting  Standards  No. 5)
               whether  or not  required  by GAAP  to be  shown  on the  Balance
               Sheets,  except  (1)  obligations  to perform  under  commitments incurred in the ordinary  course of business  after the Financial
               Statement   Date,  (2)  tax  and  related   liabilities  due  and
               specifically   set  forth  in  the   Disclosure   Letter,   which
               liabilities  shall be fully paid concurrently with the Closing as provided in the Disclosure  Letter,  and (3) other liabilities as set forth in the Disclosure Letter.

        3.3.2  Taxes.  For  all  periods  ended  on or  prior  to the  Financial
               Statement  Date,  Synbiotics has -----  accurately  completed and filed or will file within the time  prescribed by law  (including extensions of time approved by the appropriate  taxing authority)
               all tax  returns  and  reports  required  to be  filed  with  the
               Internal  Revenue  Service,  the State of  California,  any other states or governmental subdivisions and all foreign countries and has paid, or made adequate provision in the Financial  Statements dated the Financial Statement Date for the payment of, all taxes, interest, penalties,  assessments or deficiencies shown to be due
               (or,  to the  Best  Knowledge  of  Synbiotics,  claimed  by  such authority or jurisdiction to be due) on or in respect of such tax returns and reports.  Synbiotics  knows of (1) no other  federal,
               California,  state, county,  municipal or foreign taxes which are due and payable by Synbiotics which have not been so paid; (2) no other federal,  California,  state, county,  municipal or foreign tax returns or reports  which are required to be filed which have not been so filed;  and (3) no unpaid  assessment  for additional taxes for any  fiscal  period or any basis  thereof;  except  for taxes  which  are due  and  are  specifically  set  forth  in the
               Disclosure  Letter  hereto  but  which  shall  be  paid  in  full concurrently  with the  Closing  as  provided  in the  Disclosure
               Letter.  Synbiotics'  federal or state  income tax  returns  have never  been  audited.  Proper  and  accurate  amounts  have  been withheld  by  Synbiotics  from its  employees  for all periods in compliance  with  the tax,  social  security  and any  employment withholding  provisions  of  applicable  federal  and state  law.
               Proper and accurate  federal and state returns have been filed by
               Synbiotics  for all  periods  for  which  returns  were  due with respect to employee income tax  withholding,  social security and unemployment  taxes,  and the amounts shown thereon to be due and payable have been paid in full or provision  therefor included on the books of  Synbiotics  in  accordance  with and to the  extent required  by GAAP.  Synbiotics  has not made any  election  under
               Section  341(f) of the Internal  Revenue Code of 1986, as amended
               (the "Code").

        3.3.3  Subsidiaries.  The Disclosure  Letter hereto sets forth a list of all Subsidiaries of Synbiotics.  Each Subsidiary is a corporation duly organized,  validly  existing and in good standing under the laws  of its  jurisdiction  of  incorporation  as  stated  on the
               Disclosure  Letter,   has  all  requisite   corporate  power  and
               authority to own,  lease and operate its  properties and to carry on its business as now being conducted,  and is duly qualified as a  foreign  corporation  in  all  jurisdictions  in  which  it is required to be so qualified.  Each  Subsidiary is wholly owned by
               Synbiotics and/or by other  Subsidiaries and no Person other than
               Synbiotics and its  Subsidiaries has any right to participate in, or  receive  any  payment  based on any amount  relating  to, the revenue,  income,  value or net worth of the  Subsidiaries or any component or portion thereof,  or any increase or decrease in any of the foregoing or acquire any capital stock of any Subsidiary.

Section 3.4    Absence of Certain Changes.

         Since the Financial Statement Date there has not been:

        3.4.1  any  damage,  destruction  or  loss of any of the  properties  or assets  of  Synbiotics  (whether  or not  covered  by  insurance)
               materially adversely affecting the business or business prospects of Synbiotics or any agreement to do any such acts;

        3.4.2  any  dividend,  declaration,  setting  aside or  payment or other distribution  in respect of any of  Synbiotics'  capital stock or any direct or indirect redemption,  purchase or other acquisition of any of such stock by Synbiotics;

        3.4.3  any  labor  dispute,   or  any  other  event,   development,   or
               condition,  of any character,  or threat of the same,  materially
               adversely   affecting  the  business  or  business  prospects  of
               Synbiotics;

        3.4.4  any material  asset or property of  Synbiotics  made subject to a lien of any kind;

        3.4.5  any material  liability or  obligation  of any nature  whatsoever
               (contingent  or  otherwise)  incurred by  Synbiotics,  other than current  material  liabilities  or  obligations  incurred  in the ordinary course of business;

        3.4.6  any  waiver  of  any  valuable  right  of   Synbiotics,   or  the
               cancellation of any material debt or claim held by Synbiotics;

        3.4.7  any issuance of any stock,  bonds or other securities  (including options,  warrants or rights) of Synbiotics or any  agreements or commitments respecting the same;

        3.4.8  any sale,  assignment  or  transfer of any  material  tangible or intangible  assets of Synbiotics  except with respect to tangible assets in the ordinary course of business;

        3.4.9  any loan by  Synbiotics  to any  officer,  director,  employee or
               stockholder  of  Synbiotics,   or  any  agreement  or  commitment
               therefor; or

        3.4.10 any increase,  direct or indirect,  in the  compensation  paid or
               payable  to  any   officer,   director,   employee  or  agent  of
               Synbiotics;

        3.4.11 any cancellation or compromise of  any  debt or claim,  except in
               the  ordinary   course  of  business  and  consistent  with  past
               practice;

        3.4.12 any waiver or release of any rights of material value;

        3.4.13 any  transfer  or  grant  of  any   material   rights  under  any
               concessions,  leases, licenses, agreements,  patents, inventions, trademarks,  trade names,  service  marks or  copyrights  or with respect to any know-how;

        3.4.14 any  wage  or  salary   increase   applicable  to  any  group  or
               classification  of employees  generally (other than in connection with the  general  salary  plan of  Synbiotics),  any  employment contract with any officer or employee or made any loan to, or any material  transaction  of any other  nature  with any  officer or employee of Synbiotics;

        3.4.15 any  material   transaction,   contract  or   commitment,  except
               contracts  listed,  or which pursuant to the terms hereof are not required to be listed, in the Disclosure Letter by virtue of this
               Section  3.4,  and except  this  Agreement  and the  transactions contemplated hereby;

        3.4.16 any change in its accounting methods or practices.

Section 3.5   Litigation.

     There are no suits,  proceedings  or  investigations  pending or threatened against or affecting  Synbiotics or an officer of Synbiotics  which could have a material  adverse  effect on the  business,  assets,  or financial  condition of
Synbiotics  or the  ability of any  officer  to  participate  in the  affairs of
Synbiotics, or which concern the transactions contemplated by the Agreement. The
foregoing  includes,  without  limiting  its  generality,   actions  pending  or
threatened  or any  basis  therefor  known to  Synbiotics,  involving  the prior employment of any employees or currently  contemplated  prospective employees of
Synbiotics or their use, in connection  with the business of Synbiotics,  of any information  or  techniques  which might be alleged to be  proprietary  to their former employers.

        3.5.1  Conflict  of  Interests.  Neither  Synbiotics  nor  any  officer,
               employee,   agent  or  any  other  person  acting  on  behalf  of
               Synbiotics has,  directly or indirectly,  given or agreed to give any  money,  gift or similar  benefit  (other  than  legal  price concessions  to customers in the ordinary  course of business) to any  customer,  supplier,  employee  or  agent of a  customer  or supplier,  or official or employee of any governmental  agency or instrumentality of any government  (domestic or foreign) or other
               Person who was,  is, or may be in of a position to help or hinder the  business of  Synbiotics  (or assist in  connection  with any
               actual  or  proposed   transaction)   which  (1)  might   subject
               Synbiotics  to any damage or penalty  in any civil,  criminal  or governmental  litigation or  proceeding,  (2) if not given in the past,  might have had a material  adverse  effect on the  assets,
               business  or   operations  of  Synbiotics  as  reflected  in  the
               Financial  Statements,  or (3) if not  continued  in the  future,
               might   materially   adversely   affect  the  assets,   business,
               operations or prospects of Synbiotics.

        3.5.2  Other Relationships.  The officers of Synbiotics have no interest other than as noncontrolling  holders of securities of a publicly traded  company,  either  directly or indirectly,  in any entity, including without limitation, any corporation, partnership, joint venture,  proprietorship,  firm,  person,  licensee,  business or
               association   (whether  as  an   employee,   officer,   director,
               shareholder,  agent,  independent  contractor,  security  holder, creditor,  consultant,  or otherwise) that presently (1) provides any  services or designs,  produces  and/or sells any products or product  lines,  or  engages in any  activity  which is the same, similar to or competitive  with any activity or business in which
               Synbiotics  is now engaged;  (2) is a supplier  of,  customer of, creditor  of, or has an existing  contractual  relationship  with
               Synbiotics;  or (3) has any direct or  indirect  interest  in any asset or property used by  Synbiotics  or any  property,  real or personal,  tangible or intangible, that is necessary or desirable for the  conduct of the  business  of  Synbiotics.  No current or former stockholder,  director,  officer or employee of Synbiotics nor any  Affiliate  of any such person,  is at present,  or since
               1994 has been,  directly or  indirectly  through his  affiliation with any  other  person  or  entity,  a party to any  transaction
               (other  than  as  an  employee  or  consultant)  with  Synbiotics providing for the furnishing of services by, or rental of real or personal  property from, or otherwise  requiring cash payments to any such person.

Section 3.6   Licenses; Compliance with Laws, Other Agreements, etc.

     Synbiotics has all franchises, permits, licenses, and other rights which it currently  deems  necessary  for the conduct of its  business and it knows of no basis for the denial of such rights in the future. Synbiotics is not in material violation  of any order or  decree of any  court,  or of the  provisions  of any contract or agreement to which it is a party or by which it may be bound, or, to its Best  Knowledge,  of any  law,  order,  or  regulation  of any  governmental authority,  and neither this Agreement nor the transactions  contemplated hereby will result in any such violation.

        3.6.1  Intellectual Property Rights and Government  Approvals.  Included
               in the Disclosure  Letter is a true and complete list and summary description  of all patents,  trademarks,  service  marks,  trade names,  copyrights  (which  have  been  filed  with  the  federal copyright  authorities)  and rights or  licenses to use the same, and any and all applications therefor, presently owned or held by
               Synbiotics. Such patents, trademarks, service marks, trade names, copyrights  and rights or licenses  to use the same,  and any and all  applications  therefor,  as well as all  trade  secrets  and similar proprietary information owned or held by Synbiotics,  are all that  are  required  to  enable  Synbiotics  to  conduct  its business as now conducted, and Synbiotics believes that it either now  owns,  has the  right to use,  possesses  or will be able to obtain  possession of or develop,  and (with respect to its trade
               secrets  and  similar   proprietary   information)  has  provided
               adequate  safeguards and security for the protection of, all such rights  which it will require to conduct its business as proposed to be conducted as described in the SEC Reports.  Synbiotics  has not received  any formal or informal  notice of  infringement  or other complaint that Synbiotics'  operations traverse or infringe rights under patents,  trademarks,  service  marks,  trade names, trade  secrets,  copyrights or licenses or any other  proprietary rights of others,  nor does Synbiotics have any reason to believe that there has been any such  infringement.  No person affiliated with Synbiotics has wrongfully  employed any trade secrets or any confidential  information  or  documentation  proprietary  to any former  employer,  and no person  affiliated  with Synbiotics has violated any confidential relationship which such person may have had with any third party. Synbiotics has and will have full right and authority to utilize the  processes,  systems and  techniques
               presently   employed  by  it  in  the  design,   development  and
               manufacture of its present products and all of its other products contemplated  by the SEC Reports and all rights to any processes, systems and techniques developed by any employee or consultant of
               Synbiotics  has been and will be duly  and  validly  assigned  to
               Synbiotics.  No  royalties,  honorariums  or fees  are or will be payable by Synbiotics to other persons by reason of the ownership or use by Synbiotics of said patents, trademarks,  service marks, trade names,  trade secrets,  copyrights or rights or licenses to use the same or similar proprietary  information,  or any and all applications  therefor.  Synbiotics has all material governmental
               approvals,   authorizations,   consents,   licenses  and  permits
               necessary or required to conduct its business as described in the
               SEC Reports.  Synbiotics  to its Best  Knowledge  represents  and warrants that no employee of Synbiotics  owns or holds,  directly or indirectly, any interests in any patents, trademarks,  service
               marks,   trade  names,  trade  secrets,   copyrights,   licenses,
               inventions,  any  and all  applications  therefor,  or any  other proprietary  rights used or currently  contemplated to be used by
               Synbiotics.

        3.6.2  Government  Approvals.  Except  as may be  required  by any state
               "blue sky" laws, no authorization,  consent,  approval,  license,
               qualification   or  formal   exemption   from,  nor  any  filing,
               declaration or registration with, any court, governmental agency,
               regulatory  authority  or  political   subdivision  thereof,  any
               securities exchange or any other Person is required in connection with the execution, delivery or performance by Synbiotics of this
               Agreement   or  the  business  of   Synbiotics   or  any  of  its
               Subsidiaries in order to consummate the transactions contemplated in this Agreement.  All such material  authorizations,  consents,
               approvals,   licenses,   qualifications,   exemptions,   filings,
               declarations and registrations have been obtained or made, as the case may be,  and are in full  force and  effect  and are not the subject of any pending or, to the Best  Knowledge of  Synbiotics, threatened attack by appeal or direct proceeding or otherwise.

        3.6.3   Products, Inventories and Operations.

                3.6.3.1  Synbiotics   manufactures   and   has   at   all  times
                         manufactured  all of its products (the  "Products")  in
                         compliance in all material  respects with (i) all rules
                         and  regulations  with  respect  to Good  Manufacturing
                         Practices as such may be determined by the Federal Food
                         and Drug  Administration  ("FDA") ("GMP  Requirements")
                         and in  compliance  in all material  respects  with all
                         representations  made  in any  submissions  to the  FDA
                         concerning  or  relating  to  the  Products,  including
                         submissions to obtain marketing approval,  and (ii) all
                         relevant  rules and  regulations  as promulgated by the
                         United  States  Department  of  Agriculture   ("USDA").
                         Synbiotics  has  maintained  its  registration  of  its
                         manufacturing  facilities  with  FDA  and  USDA  at all
                         times.

                 3.6.3.2 The  finished  goods  inventories,  net of reserves for excess and obsolete inventories, of the Products at the
                         closing are in good, usable and salable condition, free
                         from  any  defect,   whether  latent  or  patent,   and
                         currently of a quality, strength and purity which is in
                         conformity with applicable FDA and USDA regulations. No
                         article  in  such   inventories   is   adulterated   or
                         misbranded within the meaning of the Federal Food, Drug
                         and Cosmetic Act nor is any finished article  contained
                         in such inventories an article which may not, under the
                         provisions  of Sections  404 or 505 of the said Act, be
                         introduced  into  interstate   commerce  for  the  uses
                         thereof  previously  made by Synbiotics or in violation
                         with  any  rules  and  regulations  of  the  USDA.  The
                         inventories  of  finished  goods  of the  Products  are
                         packaged  for resale in  customary  packaging  used for
                         those products by Synbiotics.

                 3.6.3.3 The  manufacture,  use and sale  by  Synbiotics  of the
                         Products are in  accordance  in all  material  respects
                         with the provisions of the  applicable  authorizations,
                         comply in all  material  respects  with all  applicable
                         laws  and  regulations  and do not  interfere  with the
                         rights of any  Person to  know-how  or to any  property
                         right the existence of which would materially adversely
                         affect the value of the Products.

                 3.6.3.4 Since  January  1,  1995,  Synbiotics has not failed to file  any  report,  data,  or  other  information  with
                         respect to the Products, the materials or the operation
                         of   Synbiotics's   plants   where  the   Products  are
                         manufactured that is required to be filed with the FDA,
                         USDA, or any other federal,  state or local  government
                         agency or other governmental  agency,  which failure to
                         file would  materially  adversely  affect the Products,
                         the materials or the operations of  Synbiotics'  plants
                         where the Products are  manufactured.  Synbiotics is in
                         all  material   respects  in  compliance  with  current
                         federal,  state,  state agency and local government and
                         other  governmental  reporting  requirements,  if  any,
                         relating to the  Products,  the materials and the plant
                         operation where the Products are  manufactured.  To its
                         Best   Knowledge,   Synbiotics   is   not   under   any
                         investigation by the FDA and/or USDA, nor is Synbiotics
                         subject  to any  outstanding  FDA and/or  USDA  warning
                         letter  or any FDA  and/or  USDA  order  of any  nature
                         concerning any aspect of its business.

                 3.6.3.5 All  material  information  concerning   the  Products,
                         the materials and the operation of Synbiotics's  plants
                         where  the   Products   are   manufactured,   including
                         published and unpublished data,  relating to the safety
                         and efficacy of the  Products,  coming to the attention
                         of  Synbiotics  within  four years prior to the Closing
                         Date not already listed in the  Disclosure  Letter will
                         be  promptly  disclosed  to Redwood  prior to  Closing.
                         Synbiotics   will   transmit  to  Redwood  any  adverse
                         reaction,  adverse  experience  or  quality  complaints
                         pertaining   to  the  Products   coming  to  Synbiotics
                         attention  after the Closing Date  addressed to Redwood
                         at the address set forth hereafter.

                 3.6.3.6 The  Disclosure  Letter  contains a  true  and  correct list of the Products currently in inventory,  currently
                         being  manufactured and products or technology  related
                         to the Products.

                3.6.3.7  With   respect   to   the   Products   currently  being
                         manufactured,  Synbiotics has a sufficient  combination
                         of manufacturing and testing instructions, formulae and
                         other documentation. Synbiotics shall preserve all such
                         manufacturing   instructions,    formulae   and   other
                         documentation and all available information  concerning
                         the Products  under  development  and shall disclose to
                         Redwood in confidence all  manufacturing  processes and
                         trade secrets  possessed by Synbiotics  relating to the
                         Products.

                 3.6.3.8 Ownership and Status of Stock.

     The  Disclosure  Letter sets forth the number of shares of Common  Stock of
Synbiotics  that is outstanding  and that is reserved upon the conversion of all existing warrants,  options,  convertible notes and other convertible securities and agreements of any nature to issue additional Common Stock of any nature. All the  outstanding  Common  Stock is, and upon  issuance  and payment  therefor in accordance  with the terms of this Agreement,  all of the outstanding  shares of the Preferred Stock will be, validly issued,  fully paid and nonassessable.  All the outstanding  Common Stock has been issued in full compliance with applicable law. None of the shares of the Common Stock or the  Preferred  Stock are held in
Synbiotics' treasury.  The Common Stock and the Preferred Stock are not entitled to cumulative voting rights, preemptive rights, antidilution rights or so-called registration  rights  under the '33 Act,  except as  otherwise  provided in this
Agreement  or in  the  powers,  designations,  rights  and  preferences  of  the
Preferred Stock contained in the  Certificate of  Determination.  Synbiotics has
not issued any phantom stock or stock appreciation  rights. The Common Stock and the Preferred Stock have the  preferences,  voting powers,  qualifications,  and special  or  relative  rights  or  privileges  set  forth  in  the  Articles  of
Incorporation.  Immediately  after issuance of the Preferred  Stock,  the voting rights of the Preferred Stock will,  consistent  with Section 2.1 hereof,  be as provided in the Certificate of  Determination.  There is, and  immediately  upon
consummation  of  the  transactions   contemplated  hereby  there  will  be,  no
agreement,  restriction or encumbrance with respect to the sale or voting of any shares of capital  stock of  Synbiotics  (whether  outstanding  or issuable upon conversion or exercise of  outstanding  securities)  except for the offering and sale of Preferred Stock pursuant to this Agreement. Synbiotics has no obligation to register any of its presently outstanding securities or any of its securities which may thereafter be issued under the '33 Act.

Section 3.7    Brokers, etc.

     Synbiotics has not dealt with any broker,  finder,  or other similar person in connection with the offer or sale of the Preferred Stock and the transactions contemplated  by this  Agreement,  and Synbiotics is not under any obligation to pay any  broker's  fee,  finder's  fee or  commission  in  connection  with such transactions.

Section 3.8    Private Sale.

     Synbiotics has not, either directly or through any agent, since before 1998 offered any  securities  to or  solicited  any offers to acquire any  securities from, or otherwise  approached,  negotiated,  or  communicated in respect of any securities  with,  any person in such a manner as to  require  that the offer or sale of such  securities,  including but not limited to the Preferred  Stock, be registered  pursuant to the '33 Act or the securities laws of any state,  except where such  registration  has been duly  obtained,  and neither  Synbiotics  nor anyone acting on its behalf will take any action prior to the Closing that would cause any such registration to be required (including,  without limitation,  any offer,  issuance or sale of any security of Synbiotics under circumstances which might require the  integration  of such security with the Preferred  Stock under the '33 Act or the rules and  regulations  of the SEC  thereunder)  which  might
subject  the  offering,   issuance  or  sale  of  the  Preferred  Stock  to  the
registration  provisions of the '33 Act. The issuance of Preferred Stock and the issuance of shares of Common Stock issuable upon the conversion of the Preferred
Stock, are exempt from registration  under the '33 Act.  Synbiotics has complied with all federal and state  securities  and blue sky laws in all  issuances  and purchases of its capital stock prior to the date hereof and has not violated any applicable law in making such issuances and purchases of its capital stock prior to the date  hereof.  Any notices  required to be filed under  federal and state securities  and blue sky laws prior to or  subsequent  to the  Closing  shall be filed on a timely basis prior to or as so required.

Section 3.9   Reports.

     Synbiotics has filed with the SEC all filings  required to be made and such filings set forth  complete and  accurate  descriptions  of all material  plans, agreements  and  arrangements  by  which  Synbiotics  may be bound  and  certain financial and other information concerning Synbiotics. Such filings are true and correct in all material respects,  including the financial  statements and other financial  information contained therein, do not contain any untrue statement of material fact nor do they omit to state any material fact  necessary to make the statements in such reports in light of the circumstances in which they were made not misleading. The SEC Reports read in connection with materials made available to Redwood by Synbiotics do not contain any untrue  statement of a material fact nor do they omit to state any  material  fact  necessary  to make the  statement therein not misleading.

        3.9.1  Projections;  Material Facts.  Synbiotics knows of no information or fact which has or would have a material  adverse effect on the financial condition, business or business prospects of Synbiotics which has not been  disclosed  to Redwood.  Since the  respective dates  as of  which  information  is  given  in the SEC  Reports,
               Synbiotics  knows of no material  adverse change in the business, business prospects,  property, condition or results of operations of Synbiotics.  All projected  information supplied to Redwood by
               Synbiotics has been prepared by Synbiotics in good faith based on its Best Knowledge,  information and belief and assumptions which
               Synbiotics believes to be reasonable.

Section 3.10   Investigation.

     It shall be no  defense  to an action  for  breach of this  Agreement  that
Redwood or its agents have made investigations into the affairs of Synbiotics or that  Synbiotics  could  not have  known of the  misrepresentation  or breach of warranty.  Damages for breach of a representation or warranty or other provision of this  Agreement  shall not be diminished by alleged tax savings  resulting to the complaining party as a result of the loss complained of.

Section 3.11   Section 83(b) Elections.

     To  Synbiotics'  Best  Knowledge,  all  elections  and notices  required by
Section 83(b) of the Code and any analogous  provisions of applicable  state tax laws have been  timely  filed by all  individuals  who have  purchased  unvested shares of Synbiotics'  Common Stock and Synbiotics has been notified of the same and will be so notified in the future.

Section 3.12   Employment Contracts, etc.; Certain Material Transactions.

     Synbiotics  is not a  party  to any  employment  or  deferred  compensation agreements.  Synbiotics  does not have any bonus,  incentive  or  profit-sharing plans.  Synbiotics  does not have any pension,  retirement  or similar  plans or obligations,  whether funded or unfunded,  of a legally binding nature or in the nature of informal  understandings.  There are no existing material arrangements or proposed material transactions between Synbiotics and any officer or director or holder of more than 10% of the capital stock of Synbiotics. Synbiotics is not a party to any collective  bargaining  agreement and, to its Best Knowledge,  no organizational  efforts are  currently  being made with  respect to any of their respective employees. To the Best Knowledge of Synbiotics, none of its employees have any plans to  terminate  their  respective  relationships  with  Synbiotics and/or any of its Subsidiaries.  The Disclosure Letter sets forth the name (and, where  applicable,  the  title) of each  person  employed  by  Synbiotics  as of
December 31, 2001,  whose total  compensation  (inclusive of salary and bonuses)
for the fiscal year then ended exceeded  $75,000 as well as the specific  amount paid  during or accrued in respect of such  fiscal year to or for the account of each such person (i) as basic salary and (ii) as bonus and other compensation.

Section 3.13   Contracts and Commitments, etc.

     Synbiotics is not a party to any written or oral contract or commitment not made in the  ordinary  course of  business.  Whether or not made in the ordinary course  of  business,  Synbiotics  is not a party  to any  written  or oral  (1)
contract or commitment with any labor union,  (2) contract or commitment for the future purchase of fixed assets, materials,  supplies, or equipment involving an amount in excess of $25,000,  (3) contract of commitment  for the  employment of any officer,  individual  employee or other  person on a full-time  basis or any contract  with  any  individual  on a  consulting  basis,  (4)  bonus,  pension, profit-sharing,  retirement,  stock  purchase,  stock option,  or  extraordinary hospitalization, medical insurance or similar plan, contract or understanding in effect with respect to employees or any of them or the employees of others,  (5)
agreements,  indentures or commitments  relating to the borrowing of money or to the  mortgaging,  pledging  or  otherwise  placing  of a lien on any  assets  of
Synbiotics,  (6) guaranty of any obligation for borrowed money or otherwise, (7)
lease or  agreement  under  which  Synbiotics  is lessor of or permits any third party to hold or operate any property, real or personal,  owned or controlled by
Synbiotics, (8) agreement or other commitment for capital expenditures in excess of $25,000 in the aggregate, (9) contract or agreement under which Synbiotics is obligated to pay any broker's  fees,  finder's  fees or any such similar fees to any third party, (10) contract, agreement or commitment entered into on or after
January 1, 1999 under which  Synbiotics has issued,  or may become  obligated to issue,  any shares of capital stock of  Synbiotics,  or any  warrants,  options, convertible  securities or other commitments  pursuant to which Synbiotics is or may become  obligated to issue any shares of its Common Stock, or (11) any other contract,  agreement,  arrangement  or  understanding  which is  material to the
business  of   Synbiotics   or  which  is  material  to  a  prudent   investor's
understanding of the business of Synbiotics. Synbiotics has furnished to counsel for  Redwood  true and correct  copies of such  agreements  and other  documents requested by Redwood or their authorized representatives.

Section 3.14   Employee Plans.

        3.14.1 The  Disclosure   Letter   sets  forth  a  complete  list of each
               "employee  benefit  plan"  (within the meaning of Section 3(3) of the Employee  Retirement  Income Security Act of 1974, as amended
               ("ERISA"),  including,  without  limitation,  all stock purchase, stock option, severance,  employment,  change-in-control,  fringe
               benefit,  collective  bargaining,   bonus,  incentive,   deferred
               compensation  and all other employee  benefit plans,  agreements, programs, policies or other arrangements,  whether or not subject to ERISA,  whether formal or informal,  oral or written,  legally binding or not,  under which any  employee or former  employee of
               Synbiotics has any present or future right to benefits  sponsored or maintained by Synbiotics or under which  Synbiotics has had or has any present or future liability.  All such plans, agreements,
               programs,   policies  and  arrangements   shall  be  collectively
               referred to as the "Employee Plans."

        3.14.2 With  respect  to each Employee Plan,  Synbiotics has provided to counsel to Redwood a current,  accurate and complete copy (or, to the extent no such copy exists, an accurate  description) thereof and, to the extent applicable: (1) any related trust agreement or other  funding  instrument;  (2) the  most  recent  determination letter, if applicable; (3) any summary plan description and other
               written   communications   (or  a   description   of   any   oral
               communications)  by Synbiotics to its  employees  concerning  the extent of the benefits  provided  under an Employee Plan; and (4)
               for the three most recent  years,  (A) the Form 5500 and attached
               schedules,  (B)  audited  financial  statements,   (C)  actuarial
               valuation  reports and (D)  attorney's  response to an  auditor's request for information.

        3.14.3 (1)  Each  Employee Plan has been duly authorized by the Board of
               Directors  of  Synbiotics;   (2)  Each  Employee  Plan  has  been
               established and administered in accordance with its terms, and in substantial  compliance with the applicable  provisions of ERISA, the Code and all other  applicable  laws,  rules and regulations;
               (3) each Employee  Plan which is intended to be qualified  within the meaning of Code Section 401(a) is so qualified,  has received a favorable  determination  letter as to its  qualification,  and nothing has  occurred,  whether by action or failure to act, that
               could   reasonably   be  expected  to  cause  the  loss  of  such
               qualification;  (4) no event has occurred and no condition exists that would subject  Synbiotics,  either  directly or by reason of their  affiliation  with any  member  of its  "Controlled  Group"
               (defined as any  organization  which is a member of a  controlled group  of  organizations  within  the  meaning  of Code  Sections
               414(b),  (c), (m) or (o)),  to any tax,  fine,  lien,  penalty or other liability  imposed by ERISA,  the Code or other  applicable laws,  rules and  regulations;  (5) for each  Employee  Plan with respect to which a Form 5500 has been filed,  no material  change has  occurred  with  respect to the  matters  covered by the most recent Form since the date thereof; (6) no "reportable event" (as
               such  term  is  defined  in  ERISA  Section  4043),   "prohibited
               transaction"  (as such term is defined in ERISA  Section  406 and
               Code Section 4975) or "accumulated  funding  deficiency" (as such term is  defined  in  ERISA  Section  302 and  Code  Section  412
               (whether  or  not  waived))  has  occurred  with  respect  to any
               Employee  Plan;  (7) no Employee  Plan provides  retiree  welfare benefits, and Synbiotics has no obligation to provide any retiree welfare  benefits;  and (8) neither  Synbiotics nor any member of its Controlled  Group has engaged in, or is a successor or parent corporation  to an  entity  that has  engaged  in, a  transaction described in Section 4069 or 4212(c) of ERISA.

        3.14.4 None  of  the  Employee  Plans  is  subject  to Title IV of ERISA
               (including without limitation,  any multiemployer plan within the meaning of ERISA Section  4001(a)(3))  and neither  Synbiotics or any member of their  Controlled  Group has incurred any liability under Title IV of ERISA which remains unsatisfied.

        3.14.5 None of the Employee  Plans  is an employee stock  ownership plan as defined in Section 4975(e)(7) of the Code.

        3.14.6 Neither  Synbiotics  nor  any  member  of  its  Controlled  Group
               maintains  or   contributes   to,  or  has  ever   maintained  or
               contributed to, or been required to contribute to a multiemployer plan within the meaning of Section 3(37) of ERISA.

        3.14.7 With  respect  to  any  Employee  Plan:  (1) no  actions,  suits, claims  (other than  routine  claims for benefits in the ordinary course)  are  pending or, to the Best  Knowledge  of  Synbiotics, threatened;  (2) no facts or circumstances  exist that could give rise to any such actions,  suits or claims; (3) no administrative investigation,  audit or other  administrative  proceeding by the
               Department of Labor,  the Pension Benefit  Guaranty  Corporation,
               the Internal Revenue Service or other  governmental  agencies are pending,  in progress or, to the Best  Knowledge  of  Synbiotics, threatened;  (4) there are no negotiations,  demands or proposals which are  pending or have been made which  concern  matters  now covered,  or that would be covered,  by such Employee Plans;  and
               (5) no contributions  are required to be made by Synbiotics,  and all other  liabilities  shall have been satisfied  prior to or on the Closing Date.

        3.14.8 No Employee  Plan  exists that could result in the payment to any present or former  employee of  Synbiotics  of any money or other property or accelerate or provide any other rights or benefits to any present or former  employee of  Synbiotics as a result of the
               transactions   contemplated  by  this  Agreement.   There  is  no
               contract, plan or arrangement (written or otherwise) covering any employee or former employee of Synbiotics  that,  individually or collectively,  could give rise to the  payment of any amount that would not be deductible  pursuant to the terms of Section 280G of the Code.

        3.14.9 All  group  health  plans of  Synbiotics  or  any   member of its
               Controlled  Group have been operated in compliance with the group health plan continuation  coverage  requirements of Section 4980B of the Code to the extent such requirements are applicable.

       3.14.10 There  have  been  no acts or omissions by Synbiotics  which have given  rise to or may give rise to fines,  penalties,  taxes,  or related  charges under Section  502(c) or (k) or 4071 of ERISA or
               Chapter 43 of the Code.

Section 3.15   Banks, Agents, etc.

     The  Disclosure  Letter  contains a complete and correct list setting forth the name of (1) each bank in which  Synbiotics has an account,  safe deposit box or borrowing  privilege and the names of all persons authorized to draw thereon, to have access thereto or to borrow thereupon,  as the case may be, and (2) each agent to whom  such  corporation  has  granted a written  power of  attorney  or similar authority to act on its behalf.

Section 3.16    Minute Books.

     The minute books of Synbiotics  contain a complete  summary of all meetings of directors and stockholders  since the time of  incorporation  and reflect all transactions referred to in such minutes accurately in all material respects.

Section 3.17    Environmental Liabilities.

     Synbiotics,  together  with any real  property  that it  owns,  leases,  or otherwise  occupies or uses and the operations of its business (the  "Premises")
are in compliance in all material  respects  with all  applicable  Environmental
Laws (as defined below) and orders or directives or any governmental authorities
having   jurisdiction  under  such  Environmental   Laws,   including,   without
limitation,  any Environmental  Laws or orders or directives with respect to any cleanup  or  remediation  of any  release  or threat  of  release  of  Hazardous
Substances.  Synbiotics  has not since 1998  received any  citation,  directive,
letter  or  other  communication,   written  or  oral,  or  any  notice  of  any
proceedings,  claims  or  lawsuits,  from any  person,  entity  or  governmental authority  arising out of the  ownership  or  occupation  of the Premises or the conduct of its operations, nor is it aware of any basis therefor. Synbiotics has obtained  and is  maintaining  in full force and effect all  necessary  permits, licenses and  approvals  required by any  Environmental  Laws  applicable to the
Premises and the business  operations  conducted thereon  (including  operations conducted  by  tenants  on the  Premises),  and is in  compliance  with all such permits, licenses and approvals. Synbiotics has not caused or allowed a release, or a threat of release, of any Hazardous Substance unto, at or near the Premises nor, to its Best  Knowledge,  has the  Premises  or any  property at or near the
Premises  ever  been  subject  to a  release,  or a threat  of  release,  of any
Hazardous  Substance,  except as would  not have a  material  adverse  effect on
Synbiotics  or  its  business.   For  purposes  of  this  Agreement,   the  term
"Environmental  Laws" shall mean any federal,  state or local law,  ordinance or regulation  pertaining  to the  protection  of human health or the  environment,
including  without  limitation,   the  Comprehensive   Environmental   Response,
Compensation and Liability Act, 42 U.S.C. 9601 et seq.,  Emergency  Planning and
Community  Right-to-Know  Act,  42  U.S.C.  11001  et  seq.,  and  the  Resource
Conservation  and  Recovery  Act, 42 U.S.C.  6901 et seq.  For  purposes of this
Agreement,  the term  "Hazardous  Substances"  shall  include oil and  petroleum products,  asbestos,  polychlorinated  biphenyls and urea formaldehyde,  and any other materials classified as hazardous or toxic under any Environmental Laws.

Section 3.18   Maintenance of Corporate Existence.

     Since the Financial Statement Date, each of Synbiotics and its Subsidiaries have and will preserve,  renew and keep in full force and effect,  its corporate existence,  qualification in requisite  jurisdictions  and rights and privileges necessary or  desirable in the normal  conduct of its business and have and will carry on its business in the ordinary course consistent with past practices.

Article 4.   Covenants of Synbiotics

Section 4.1  Proprietary Information.

     Synbiotics  shall use its  reasonable  best  efforts to (1) ensure  that no
person  employed  by  Synbiotics  will   wrongfully   employ  any   confidential
information or documentation proprietary to any former employer, (2) protect, by maintenance  of secrecy to the extent  appropriate,  all  technical and business information  developed  by and  belonging  to  Synbiotics  which  has  not  been patented,  (3) cause to be patented all technological  information  developed by and  belonging  to  Synbiotics,  which,  in the  opinion of  Synbiotics  and its counsel,  is patentable and is best  protected by patenting,  and (4) cause each person who  becomes  an  employee  of  Synbiotics  and who shall have  access to confidential or proprietary  information of Synbiotics,  to execute an agreement relating to matters of noncompetition and nondisclosure and assignment.

Section 4.2   Licenses and Trademarks.

     Synbiotics  shall use its  reasonable  best  efforts  to own,  possess  and maintain all patents,  trademarks,  service marks,  trade names,  copyrights and licenses necessary or useful in the conduct of its business.

Section 4.3    Liability Insurance.

     Synbiotics  will  maintain in full force and effect a policy or policies of standard  comprehensive  general  liability  insurance  underwritten  by a  U.S.
insurance  company  insuring its properties and business against such losses and risks,  and in  such  amounts  as  are  adequate  for  its  business  and as are customarily  carried by entities of similar  size engaged in the same or similar business.  Such policies shall include  property loss insurance  policies,  with extended  coverage,  sufficient in amount to allow the replacement of any of its tangible  properties  which might be damaged or destroyed by the risks or perils normally covered by such policies.

Section 4.4     Taxes and Assessments.

     Synbiotics  will pay and will  cause  each of its  Subsidiaries  to pay any taxes,  assessments  and  governmental  charges,  and any  liabilities  thereon, outstanding  and  past  due as of the  Closing  Date.  Synbiotics  will  pay and discharge and will cause each of its  Subsidiaries to pay and discharge,  before the same become  delinquent  and before  penalties  accrue  thereon,  all taxes, assessments and  governmental  charges upon or against  Synbiotics or any of its
Subsidiaries,  or any of their  respective  properties,  and all other  material liabilities  at any time  existing,  except to the extent and so long as (1) the same are being  contested in good faith and by  appropriate  proceedings in such manner as not to cause any material adverse effect upon the financial  condition of Synbiotics or any of its Subsidiaries, or the loss of any right of redemption from any sale  thereunder  and (2) Synbiotics or any of its  Subsidiaries  shall have set aside on its books adequate reserves with respect thereto.

Section 4.5      Governmental Consents.

     Synbiotics  will  obtain all  consents,  approvals,  licenses  and  permits required by federal, state, local and foreign law to carry on its business.

Section 4.6      Further Assurances.

     Synbiotics  will cure  promptly any defects in the creation and issuance of the Shares, and in the execution and delivery of this Agreement.  Synbiotics, at its expense,  will promptly execute and deliver promptly to Redwood upon request all such other and further  documents,  agreements and instruments in compliance with or pursuant  to its  covenants  and  agreements  herein,  and will make any recordings,  file any  notices,  and obtain any  consents as may be necessary or appropriate in connection therewith.

Section 4.7       Expenses.

     Synbiotics will, upon proper documentation  thereof,  reimburse Redwood for up  to  $60,000.00  of  Redwood's  out-of-pocket  expenses  incurred  by  it  in connection with transactions  contemplated by this Agreement whether or not such transactions are consummated.

Section 4.8       Negative Covenants in Effect as Long as
                  Preferred Stock is Outstanding.

     Synbiotics  hereby agrees that as long as any shares of Preferred Stock are outstanding  it will not  without  the  consent of a majority in interest of the
Preferred Stock:

             4.8.1  authorize  or issue  shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with any such  preference  or priority of the
                    Preferred   Stock;   increase  or  decrease  the  number  of
                    directors constituting the Board of Directors of Synbiotics;
                    or  reduce  the  percentage  of shares  of  Preferred  Stock required to consent to any of the above matters, or alter or negate the need for such consent;

             4.8.2  reclassify  any  shares  of any class of stock  into  shares having any  preference or priority as to dividends or assets superior  to or on a  parity  with any  such  preference  or priority of the Preferred Stock;

             4.8.3  make any  amendment  to its  Articles  of  Incorporation  or
                    Bylaws  adversely  affecting  (directly or  indirectly)  the rights of holders of the Preferred Stock;

             4.8.4  declare,  agree to declare, pay or agree to pay dividends or make any other distribution on, or redeem, any shares of any class or  series of its  equity  securities  other  than the
                    Preferred Stock,  unless all dividends  accrued on shares of the Preferred  Stock shall have been declared and paid,  and
                    Synbiotics' consolidated net worth (determined in accordance with generally accepted accounting  principles  consistently applied) will be in excess of $100,000.00  immediately after such payment, distribution or redemption; or

             4.8.5  enter into any new  agreement  or make any  amendment to any existing  agreement,  which  by  its  terms  would  restrict
                    Synbiotics'  performance  of its  obligations  to holders of
                    Preferred  Stock pursuant to this Agreement or any agreement contemplated hereby.

Section 4.9   Negative Covenants in Effect until Closing.

     Synbiotics hereby  represents and agrees that from the Financial  Statement
Date until Closing, it will not:

             4.9.1  engage in any business other than  businesses  engaged in or proposed to be engaged in by  Synbiotics  on the date hereof or businesses similar thereto;

             4.9.2  merge or  consolidate  with any person or entity (other than mergers of wholly owned  subsidiaries into  Synbiotics),  or sell, lease or otherwise dispose of its assets other than in the  ordinary  course of  business  involving  an  aggregate consideration  of more than ten percent of the book value of its assets on a consolidated  basis in any 12-month  period, or liquidate, dissolve, recapitalize or reorganize;

             4.9.3  repurchase or agree to  repurchase  any shares of its Common
                    Stock from any of its existing stockholders;  or 4.9.4 enter into any employment or severance  agreement  (other than the
                    January  2002   amendments  of  Retention  Plan   Agreements
                    described in Section 6.12).

Section 4.10   Additional Common Stock.

     Synbiotics agrees to place before its shareholders at its next Shareholders
Meeting  which  shall be held on or before June 15, 2001 a proposal to amend its
Articles of Incorporation so as to increase the authorized  Common Stock to that number of shares which will be necessary to be issued to Redwood upon conversion of the Preferred Stock plus at least an additional two million shares.

Section 4.11    Other Transactions.

     Neither  Synbiotics  nor any of its agents shall  solicit an offer from any party other than Redwood with respect to any sale,  merger of  Synbiotics or any similar  transaction  or the sale of any  capital  stock or  material  assets of
Synbiotics  ("alternative  offer").  Synbiotics'  Board of Directors may, in the exercise  of  their  fiduciary  obligation  to  their  shareholders,  accept  an alternative  offer  which is  superior  to that set  forth  by  Redwood.  Before accepting any alternate  offer,  Synbiotics will notify Redwood  promptly of any alternative offer received identifying the offeror,  providing a written copy of
the  offer  and  allowing   Redwood  five   business  days  to  respond  with  a
counter-offer. Should this process result in the substantial amount of assets or stock of Synbiotics  being sold to another party or the  acceptance of any other alternative  offer,  and Redwood  having been willing to close the  transactions contemplated by this Agreement in accordance with its terms, Synbiotics will pay
Redwood  $150,000  (in  addition  to the  expenses  contemplated  by Section 4.7 hereof) to  compensate  it for its time and costs  involved in the  transactions contemplated by this Agreement.

Section 4.12     Consulting Fees.

     Synbiotics will pay Redwood Holdings,  Inc. a consulting fee of $15,000 per month so long as  Redwood  Holdings,  Inc.  controls  at least 50% of the voting power of Synbiotics through its control of Redwood.

Section 4.13     Amendment to Rights Agreement.

     Prior to Closing,  Synbiotics  will enter into an  amendment  to its Rights
Agreement  dated  October 1, 1998 with Mellon  Investor  Services  LLC  ("Rights
Agreement")  for the purpose of excluding  Redwood and its  principals  from the definition of "Acquiring  Person" so that the provisions of the Rights Agreement will not be triggered by the transactions contemplated by this Agreement.

Section 4.14     Waiver.

     Any violation of an affirmative  or negative  covenant of Synbiotics may be waived  prospectively  or  retrospectively  in a given instance by a vote of the
Redwood  Board  Members,  but such waiver shall operate only with respect to the particular  violation  specified in the waiver.  The Redwood Board Members,  and
Redwood  on whose  behalf  they act,  disclaim  any intent or purpose to control
Synbiotics or to manage its affairs for the benefit of Redwood or otherwise.

Section 4.15     Additional Shares.

     If, as and when  Synbiotics  issues  more than  8,254,300  shares of Common
Stock  pursuant  to  amendments  of  pre-2001  Employee  Retention   Agreements,
Synbiotics  shall  issue  to  Redwood,   without  the  payment  of  any  further
consideration,  a number of shares of Series B Preferred Stock  convertible into
119.78% of the  number of such extra  shares of  Employee  Retention  Agreements
Common Stock.

Article 5.   Representations And Warranties Of Redwood

     Redwood  represents  and warrants to  Synbiotics,  at and as of the Closing that:

Section 5.1  Power and Authority.

     Redwood has full power and  authority  and, has taken all required  limited liability company,  corporate and other action necessary to permit it to execute and deliver this Agreement,  and all other documents or instruments  required by this  Agreement,  and to carry out the terms of this  Agreement  and of all such other documents or instruments.

Section 5.2   Purchase for Investment.

     Redwood is purchasing  the Preferred  Stock and any Common Stock into which such Preferred  Stock may be converted for  investment,  for its own account and not  with a  view  to  distribution  thereof,  except  for  transfers  permitted hereunder and under the '33 Act.  Redwood  understands  that the Preferred Stock and any Common Stock  received upon  conversion  of the Preferred  Stock must be held indefinitely unless it is registered under the '33 Act or an exemption from such registration becomes available, and that the Preferred Stock and any Common
Stock  received upon  conversion  thereof may only be transferred as provided in this Agreement.

Section 5.3   Financial Matters.

     Redwood  represents and warrants to Synbiotics that it understands that the purchase  of the  Shares  involves  substantial  risk  and  that  its  financial condition and  investments  are such that it is in a financial  position to hold the Shares for an  indefinite  period of time and to bear the economic  risk of, and withstand a complete loss of its investment in, such Shares. In addition, by virtue of its  expertise,  the advice  available to it and  previous  investment experience,  Redwood has  extensive  knowledge  and  experience in financial and business  matters,  investments,  securities  and  private  placements  and  the capability to evaluate the merits and risks of the transactions  contemplated by this Agreement.  Redwood represents that it is an "accredited  investor" as that term is defined in Regulation D promulgated under the '33 Act.

Section 5.4     Brokers, etc.

     Redwood  has dealt  with no  broker,  finder,  commission  agent,  or other similar person in connection  with the offer or sale of the Preferred  Stock and the transactions  contemplated by this Agreement,  and is under no obligation to pay any broker's  fee,  finder's  fee, or  commission  in  connection  with such transactions.

Article 6.      The Closing and Closing Conditions

Section 6.1     The Closing.

     The  purchase  and sale of the  Preferred  Stock  shall  take  place at the
Closing to be held at the  offices of  Keating,  Muething & Klekamp,  P.L.L.  in
Cincinnati,  Ohio.  The Closing shall occur on or before  January 25, 2002.  The obligation  of Redwood to purchase the  Preferred  Stock at the Closing shall be subject to  satisfaction  of the  conditions set forth in Article 4 at and as of the Closing:

Section 6.2      Issuance of Preferred Stock.

     Synbiotics shall have duly issued and delivered certificates to Redwood for the 2,800 shares of the Preferred Stock.

Section 6.3      Legal Opinion from Counsel for Synbiotics .

     Redwood shall have received from Brobeck,  Phleger & Harrison LLP,  counsel for Synbiotics, a legal opinion in the form attached as Exhibit 6.3 hereto.

Section 6.4      Representations and Warranties of Synbiotics True and Correct.

     The obligation of Redwood to consummate the  transactions  contemplated  by this  Agreement  is  subject  to the  condition  that  the  representations  and warranties  of  Synbiotics  are true in all  material  respects at and as of the
Closing as if made at and as of the Closing,  and that each of the conditions in the control of Synbiotics  in this Article 6 has been  satisfied in all material respects. At Closing Synbiotics shall have delivered to Redwood a certificate of its chief  executive and chief  financial  officers,  or  alternatives  therefor satisfactory  to counsel for  Redwood,  dated the date of the  Closing,  to this effect.

Section 6.5      Employee Documents.

     Prior to the Closing,  each employee of and consultant to Synbiotics  shall have executed a Proprietary Information and Inventions Agreement.

Section 6.6      Redwood Review.

     Prior to the Closing, Redwood shall have completed its review of, and shall be satisfied with its  conclusions  regarding,  Synbiotics'  markets,  business, projected  operations and prospects and nothing shall have come to the attention of Redwood  which,  in its judgment,  would  materially or adversely  affect the value of the proposed  transaction to it. In this  connection,  Redwood shall be satisfied that that the following conditions have been met:

             6.6.1  There shall be no litigation  pending seeking to enjoin,  or questioning the validity of or restricting the  transactions contemplated by this Agreement.

             6.6.2  Synbiotics  shall not have  experienced a material  decrease in  its  revenues,  and  shall  not  have  lost  significant business from its customers.

             6.6.3  There shall not have  occurred any material  adverse  change in the business,  operations,  financial condition,  capital structure, or prospects of Synbiotics.

Section 6.7  Certificate of Determination.

     The Certificate of Determination  concerning the Preferred Stock shall have been  filed  with the  Secretary  of  State of  California  in  accordance  with
California law.

Section 6.8   Opinion.

     The  Directors  of  Synbiotics  have  received  an opinion  of a  financial advisory firm to the effect that the  consideration to be received by Synbiotics in the  transaction  contemplated  by this  Agreement is fair,  from a financial point of view, to both Synbiotics and its shareholders.

Section 6.9    Performance.

     Synbiotics shall have performed and complied in all material  respects with all  agreements  and  conditions  contained  herein  required to be performed or complied with by it prior to or at the Closing Date.

Section 6.10    All Proceedings to Be Satisfactory.

     All corporate and other proceedings to be taken by Synbiotics in connection with the  transactions  contemplated  hereby and all documents  incident thereto shall be  satisfactory  in form and  substance to Redwood and its  counsel,  and
Redwood and said counsel shall have received all such  counterpart  originals or certified or other copies of such documents as they may reasonably request.

Section 6.11    Supporting Documents.

     On or prior to the Closing Date Redwood and its counsel shall have received copies of the following supporting documents:

             6.11.1 copies  of  the Articles of Incorporation of Synbiotics, and all amendments thereto, certified as of a recent date by the
                    Secretary of State of the State of California.

             6.11.2 a certificate  of  said Secretary  dated as of a recent date as to the due  incorporation and good standing of Synbiotics and listing all  documents of  Synbiotics  on file with said
                    Secretary

             6.11.3 a certificate  of the  Secretary  or an Assistant  Secretary of Synbiotics,  dated the Closing Date and  certifying:  (1)
                    that  attached  thereto is a true and  complete  copy of the
                    Bylaws  of  Synbiotics  as in  effect  on the  date  of such certification;  (2)  that  attached  thereto  is a true  and complete  copy  of  resolutions  adopted  by  the  Board  of
                    Directors of Synbiotics authorizing the execution,  delivery and performance of this Agreement,  the issuance,  sale, and
                    delivery  of  the  Preferred   Stock,   and  that  all  such
                    resolutions  are still in full  force and effect and are all the resolutions  adopted in connection with the transactions contemplated  by this  Agreement;  (3)  that  except  by the filing of the Certificate of Determination,  the Articles of
                    Incorporation  of Synbiotics have not been amended since the date of the last  amendment  referred to in the  certificate delivered  pursuant  to  clause  6.11.2  above;  and (4) the
                    incumbency  and  specimen   signature  of  each  officer  of
                    Synbiotics  executing this Agreement,  the stock certificate or  certificates  representing  the Preferred  Stock and any certificate or instrument  furnished  pursuant hereto, and a certification  by another  officer of  Synbiotics  as to the
                    incumbency   and  signature  of  the  officer   signing  the
                    certificate referred to in this Section 6.11.3; and

             6.11.4 such  additional  supporting documents and other information with respect to the  operations and affairs of Synbiotics as
                    Redwood or its counsel may reasonably request.

               All such documents shall be satisfactory in form and substance to
          Redwood and its counsel.

Section 6.12   Reasonable Satisfaction of Redwood and Counsel.

     All instruments  applicable to the issuance and sale of the Preferred Stock and all proceedings  taken in connection with the  transactions  contemplated by this Agreement shall be reasonably  satisfactory to Redwood (including,  without limitation,  the execution and delivery by all Synbiotics  employees of Employee
Retention Agreement amendments satisfactory to and as requested by Redwood).

Section 6.13   Financing.

     Prior to Closing, Comerica Bank shall have entered into the Third Amendment to Credit  Agreement  and Loan  Documents  and Waiver of  Defaults  attached  as
Exhibit 6.13 hereto.

Section 6.14   Reconstitution of Board of Directors.

     Prior to the Closing, Patrick Owen Burns, James DeCesare,  Donald Phillips,
and  Joseph  Klein  shall  resign  from the  Board of  Directors  of  Synbiotics effective  upon the Closing and  effective  upon the Closing such Board shall be reconstituted to consist of Thomas Donelan,  Christopher  Hendy,  Paul Rosinack,
and Rigdon Currie.  Immediately after Synbiotics  complies with the requirements of Rule 14f-1 of the '34 Act, Rigdon Currie shall resign so that such Board will consist of three members  including two Redwood Board Members and Paul Rosinack.
These three  members may after the  Closing  increase  the size of the Board and appoint additional directors.

Article 7.     Miscellaneous

Section 7.1    Severability.

     Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be  effective  and valid under  applicable  law,  but if any provision of this Agreement  shall be prohibited by or invalid under  applicable law, such provisions  shall be ineffective to the extent of such  prohibition or invalidity,  without  invalidating  the  remainder  of  such  provision  or  the remaining provisions of this Agreement.

Section 7.2    Parties in Interest.

     All covenants and agreements contained in this Agreement by or on behalf of any of the parties  hereto shall bind and inure to the benefit of the respective legal  representatives,  successors and assigns of the parties hereto whether so expressed or not.

Section 7.3    Notices.

     Notices  required  under  this  Agreement  shall  be  deemed  to have  been adequately given if delivered in person or sent by electronic  transmission with evidence of sending and receipt at the  addresses  set forth below or such other address as such party may from time to time designate in writing.

          Redwood:

                         9468 Montgomery Road
                         Cincinnati, Ohio 45242
                         Attention: Jerry L. Ruyan
                         Tel: 513-984-9730
                         Fax: 513-984-8121
                         Email: ruyanj@redwoodventure.com

               with a required copy to:

                         Gary P. Kreider, Esq.
                         Keating, Muething & Klekamp, P.L.L.
                         1400 Provident Tower
                         One East Fourth Street
                         Cincinnati, Ohio 45202
                         Tel: 513-579-6411
                         Fax: 513-579-6956
                         Email: gkreider@kmklaw.com

          Synbiotics:

                         11011 Via Frontera
                         San Diego, CA 92127
                         Attention: Chief Executive Officer
                         Tel: 858-451-3771
                         Fax: 858-451-5719
                         Email: paul@synbiotics.com

               with a required copy to:

                         Hayden Trubitt, Esq.
                         Brobeck, Phleger & Harrison, LLP
                         12390 El Camino Real
                         San Diego, California 92130-2081
                         Tel: 858-720-2500
                         Fax: 858-720-2555
                         Email: htrubitt@brobeck.com

Section 7.4   No Waiver.

     No failure  to  exercise  and no delay in  exercising  any right,  power or privilege  granted under this Agreement shall operate as a waiver of such right, power or  privilege.  No single  or  partial  exercise  of any  right,  power or privilege  granted  under this  Agreement  shall  preclude  any other or further exercise  thereof or the exercise of any other right,  power or  privilege.  The rights and  remedies  provided  in this  Agreement  are  cumulative  and are not exclusive of any rights or remedies provided by law.

Section 7.5  Survival of Agreements, etc.

     All agreements,  representations and warranties contained in this Agreement or made in  writing  by or on  behalf  of  Synbiotics  in  connection  with  the transactions  contemplated  by this  Agreement  shall  survive the execution and delivery of this Agreement,  the Closing, and any investigation at any time made by or on behalf of Redwood. Notwithstanding the preceding sentence, however, all such representations (other than intentional misrepresentations) and warranties, but no such agreements, shall expire two years after the date of this Agreement.

Section 7.6   Construction.

     This  Agreement  shall be governed by and construed in accordance  with the procedural and substantive laws of Ohio without regard for its conflicts-of-laws rules.  Synbiotics  agrees  that it may be served  with  process in Ohio and any action for breach of this Agreement  prosecuted against it in the courts of that
State.

Section 7.7    Entire Understanding.

     This  Agreement  expresses  the entire  understanding  of the  parties  and supersedes  all prior and  contemporaneous  agreements and  undertakings  of the parties with respect to the subject matter of this Agreement.

Section 7.8    Counterparts.

     This Agreement may be executed in one or more  counterparts,  each of which shall  be  deemed  to be an  original  but all of  which  taken  together  shall constitute one agreement.

Section 7.9     Assignment; No Third-Party Beneficiaries.

     This Agreement and the rights hereunder shall not be assignable without the prior written consent of the parties hereto.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

     Exhibits are  incorporated  by reference into this Agreement as though such exhibits were set forth at the point of such reference.

Article 8.    Termination

Section 8.1   Termination.

     This Agreement may be terminated at any time prior to the Closing:

               8.1.1   by mutual consent;

               8.1.2   by either  Synbiotics  or  Redwood  if  the  other  party
                       materially breaches any provision of this Agreement;

               8.1.3  by either Synbiotics or Redwood if the  Closing  shall not have  occurred  by  January  11, 2002,  provided that  the failure to consummate the transactions contemplated hereby is not a result of the failure by the party so electing to terminate this Agreement to perform any of its obligations
                      hereunder.   Time shall be of the essence in this respect.

Section 8.2    Termination Pursuant to Section 4.11

     This  Agreement  may be  terminated  at any time  prior to the  Closing  in accordance with Section 4.11.

Section 8.3    Effect of Termination.

     If this  Agreement  shall  be  terminated  pursuant  to  Section  8.1,  all obligations,  representations  and  warranties  of the parties  hereto under the
Agreement shall terminate, except as called for by Section 4.7, Section 4.11 and
Section 7.6 hereof, and there shall be no other liability, except for any breach of this Agreement prior to such termination, of any party to another party.

     IN WITNESS  WHEREOF,  the parties hereto have executed this Agreement under seal as of the date first above written.

                                             REDWOOD WEST COAST, LLC

                                              By:  /s/Christopher P. Hendy
                                                 _______________________________
                                                 Christopher P. Hendy,
                                                 Managing Member

                                             SYNBIOTICS CORPORATION

                                              By:  /s/Paul A. Rosinack
                                                 _______________________________
                                                 Paul A. Rosinack, President

                                                                       EXHIBIT 3

                          CERTIFICATE OF DETERMINATION
                                OF PREFERENCES OF
                            SERIES B PREFERRED STOCK
                            OF SYNBIOTICS CORPORATION
                            a California corporation

     Paul A. Rosinack and Michael K. Green hereby certify that:

     A.  They are the  President  and  Secretary,  respectively,  of  Synbiotics
Corporation, a California corporation (the "Corporation").

     B.  Pursuant  to the  authority  given  by the  Corporation's  Articles  of
Incorporation, as amended to date, the Board of Directors of the Corporation has duly adopted the resolution attached as Exhibit "A."

     C. The authorized number of shares of Preferred Stock of the Corporation is
25,000,000,  none of which has been issued.  The authorized  number of shares of
Series B Preferred  Stock of the  Corporation  is 4,000,  none of which has been issued.

     IN WITNESS WHEREOF,  the undersigned  certify under penalty of perjury that they have read the foregoing  Certificate of Determination and know the contents thereof,  and that the  statements  therein  are true and  correct  of their own knowledge.

     Executed in San Diego, California on January 3, 2002.

                                        /s/Paul A. Rosinack
                                        __________________________________
                                        Paul A. Rosinack
                                        President

                                        /s/Michael K. Green
                                        __________________________________
                                        Michael K. Green
                                        Secretary

                                    Exhibit A

     NOW,  THEREFORE,  BE IT RESOLVED,  that the Board of Directors  does hereby provide  for the  issue  of a  series  of  Preferred  Stock  of the  Corporation consisting of Four  Thousand  (4,000)  shares  designated as "Series B Preferred
Stock,"  and  does  hereby  fix  the  rights,   preferences,   privileges,   and
restrictions  and other  matters  relating to said  Series B Preferred  Stock as follows:

                            Series B Preferred Stock

Article 1. Number of Shares; Designation

     The series of Preferred  Stock  established  hereby shall be designated the
"Series  B  Preferred  Stock"  and the  authorized  number of shares of Series B
Preferred Stock shall be 4,000.

Article 2.  Dividends

     Section 2.1   The holders of  the  shares  of  the Series B Preferred Stock shall be  entitled  to  receive,  out of the assets of the  Corporation  legally available  therefor  and as and when  declared by the Board of  Directors,  cash dividends  at the rate of  $75.00  per share per year  (subject  to  appropriate adjustments  in the event of any stock  dividend,  stock split,  combination  or other similar recapitalization  affecting such shares), payable quarterly on the last day of the months of January,  April,  July and October in each year.  Such dividends  shall  accrue  and be  cumulative  (whether  or not in any  quarterly dividends period there shall be funds of the Corporation  legally  available for the payment of such  dividends),  from the date of the last  quarterly  dividend date to which  dividends were declared and paid on the Series B Preferred  Stock of the Corporation. Each such dividend shall be paid to the holders of record of shares of Series B Preferred  Stock as they appear on the stock  register of the
Corporation  on the  15th day of the  month  next  preceding  the  payment  date thereof.  Dividends on account of arrears for any past  dividend  periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders on such date,  not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors.

     Section 2.2   Dividends  payable  on  the Series B Preferred Stock for each full quarterly dividends period shall be computed by dividing the annual rate by four. Dividends payable on the Series B Preferred Stock for any period less than a full quarterly  dividend period and for the initial dividend period,  shall be computed on the basis of a 360-day  year of four 90-day  quarters and the actual number of days elapsed on the period for which  payable,  including  the date of payment.

Article 3.  Liquidation, Dissolution or Winding Up

     Section  3.1   In the event of any voluntary  or  involuntary  liquidation, dissolution or winding up of the Corporation,  the holders of shares of Series B
Preferred Stock then outstanding  shall be entitled to be paid out of the assets of the Corporation  available for  distribution to its  shareholders,  after and subject to the payment in full of all amounts  required to be distributed to the holders  of any other  class or series of stock of the  Corporation  ranking  on liquidation  prior and in preference to the Series B Preferred Stock, but before any  payment  shall be made to the holders of any other class or series of stock of the Corporation ranking junior on liquidation to the Series B Preferred Stock by reason of their  ownership  thereof,  an amount  equal to $1,000 per share of
Series B Preferred Stock plus any accrued but unpaid  dividends  (whether or not declared), and no more. If upon any such liquidation,  dissolution or winding up of the  Corporation  the  remaining  assets  of the  Corporation  available  for distribution  to its  shareholders  shall be  insufficient to pay the holders of shares  of Series B  Preferred  Stock the full  amount  to which  they  shall be entitled,  the  holders of shares of Series B  Preferred  Stock and any class or series of stock ranking on  liquidation  on a parity with the Series B Preferred
Stock shall share ratably in any  distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such  distribution  if all amounts payable on or with respect to such shares were paid in full.

     Section 3.2   The merger or consolidation  of the Corporation  into or with another  corporation which results in the exchange of outstanding  shares of the
Corporation for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation  does not result in the transfer of more than 50 percent
of  the  voting  securities  of  the  Corporation),   or  the  sale  of  all  or
substantially  all the  assets  of the  Corporation,  shall  be  deemed  to be a liquidation,  dissolution or winding up of the  Corporation for purposes of this
Article 3, unless the holders of sixty-six and two-thirds  percent of the Series
B Preferred Stock then outstanding vote otherwise. The amount deemed distributed to the holders of Series B Preferred Stock upon any such merger or consolidation shall  be the  cash or the  value  of the  property,  rights  and/or  securities distributed to such holders by the acquiring person,  firm or other entity.  The value of such property,  rights or other  securities shall be determined in good faith by the Board of Directors of the Corporation.

Article 4.  Voting

     Section 4.1   Each holder of outstanding shares of Series B Preferred Stock shall be entitled to the number of votes equal to the number of whole  shares of
Common  Stock  into which the  shares of Series B  Preferred  Stock held by such holder are  convertible  (as  adjusted  from time to time  pursuant to Article 5 below),  at each meeting of shareholders of the Corporation (and written actions of  shareholders  in lieu  of  meetings)  with  respect  to any and all  matters
presented  to  the   shareholders   of  the  Corporation  for  their  action  or
consideration.  The voting rights granted in the immediately  preceding sentence to the  holders of Series B  Preferred  Stock shall apply even if, at the record date,  meeting date and/or  effective date of such action,  the Corporation does not have sufficient authorized but unissued shares of Common Stock to permit the conversion in full,  as of any such date,  of the Series B Preferred  Stock into
Common Stock (as provided in Article 5 below).  Except as provided by law,  with respect to votes to be taken  exclusively  by the  holders of Series B Preferred
Stock as provided  herein,  by the  provisions  of Section  4.1,  Section 4.2 or
Section  4.3  below,  or by the  provisions  establishing  any  other  series of
Preferred  Stock,  holders  of  Series  B  Preferred  Stock  and  of  any  other outstanding  series of Preferred  Stock shall vote  together with the holders of
Common Stock as a single class.

     Section 4.2   The Corporation shall not amend, alter or repeal preferences, rights,  powers or other terms of the Series B  Preferred  Stock so as to affect adversely  the  Series  B  Preferred  Stock,  without  the  written  consent  or affirmative vote of the holders of at least sixty-six and two-thirds  percent of the then outstanding  shares of Series B Preferred Stock, given in writing or by vote at a meeting,  consenting  or voting (as the case may be)  separately  as a class. For this purpose,  without limiting the generality of the foregoing,  the authorization  or issuance of any series of Preferred Stock which is on a parity with or has  preference or priority over the Series B Preferred  Stock as to the right to receive either  dividends or amounts  distributable  upon  liquidation, dissolution or winding up of the Corporation shall be deemed to affect adversely the Series B Preferred Stock.

     Section 4.3   Unless the consent of the holders of not less than  sixty-six and  two-thirds  percent of the  outstanding  Series B Preferred  Stock,  voting separately as a single class, in person or by proxy, either in writing without a meeting  or at a special  or  annual  meeting  of  shareholders  called  for the purpose, is obtained:

     (A)  the  Corporation  shall  not  sell  all  or  substantially  all of the
          Corporation's  assets or effect a merger or consolidation or any other transaction  resulting  in the  acquisition  of a majority of the then outstanding voting stock of the Corporation by another  corporation or entity;

     (B)  except as set forth in Article 6, neither the  Corporation  nor any of its subsidiaries or affiliates shall declare, agree to declare, pay or agree to pay dividends or make any other  distribution  on (other than
          100% to the Corporation), or redeem, any shares of any class or series of its  equity  securities  other  than with  respect  to the Series B
          Preferred Stock,  unless all dividends accrued on shares of the Series
          B Preferred Stock shall have been declared and paid;

     (C)  no amendment to the terms of the Series B Preferred Stock as set forth herein shall be effected; and

     (D)  the   Corporation   shall  not,  by   amendment  of  its  Articles  of
          Incorporation  or Bylaws or through  any  reorganization,  transfer of
          assets,   consolidation,   merger,  dissolution,   issue  or  sale  of
          securities  or any  other  voluntary  action,  take any  action  which adversely  affects  (directly or indirectly) the rights of the holders of the Series B Preferred Stock.

Article 5.  Conversion

     The holders of the Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

     Section 5.1   Each share  of Series B Preferred Stock shall be convertible, at the option of the holder thereof,  at any time after the Common Increase Date
(as defined below) and from time to time  thereafter,  into such number of fully paid and  nonassessable  shares of Common  Stock as is  determined  by  dividing
$1,000.00 by the  Conversion  Price (as defined  below) in effect at the time of conversion.  The  Conversion  Price at which  shares  of Common  Stock  shall be deliverable  upon  conversion of Series B Preferred Stock without the payment of additional  consideration by the holder thereof (the  "Conversion  Price") shall initially be $0.139. Such initial Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock,  shall be subject to adjustment as provided below.

     The  "Common  Increase  Date"  is the day  the  Corporation's  Articles  of
Incorporation  are amended to increase the authorized number of shares of Common
Stock to at least 70,000,000.  The Corporation covenants to use its best efforts to cause the Common Increase Date to occur by no later than July 31, 2002.

     In the event of a liquidation of the  Corporation,  the  Conversion  Rights shall  terminate  at the close of business on the first full day  preceding  the date fixed for the payment of any amounts  distributable  on  liquidation to the holders of Series B Preferred Stock.

     Section  5.2   No fractional shares of Common  Stock  shall be issued  upon conversion of the Series B Preferred  Stock. In lieu of fractional  shares,  the
Corporation  shall  pay  cash  equal  to such  fraction  multiplied  by the then effective Conversion Price.

Section 5.3   Mechanics of Conversion.

     (A)  In order to convert shares of Series B Preferred  Stock into shares of
          Common  Stock  after  the  Common  Increase  Date,  the  holder  shall surrender the certificate or certificates  for such shares of Series B
          Preferred  Stock  at the  office  of  the  transfer  agent  (or at the principal  office of the Corporation if the Corporation  serves as its own transfer  agent),  together  with written  notice that such holder elects to convert all or any number of the shares  represented by such certificate  or  certificates.  Such notice shall state such  holder's name or the names of the  nominees  in which  such  holder  wishes the certificate or  certificates  for shares of Common Stock to be issued.
          If  required  by  the   Corporation,   certificates   surrendered  for
          conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed  by  the  registered  holder  or his  or  its  attorney  duly authorized in writing.  The date of receipt of such  certificates  and notice  by  the  transfer  agent  or  the  Corporation  shall  be  the conversion date ("Conversion Date"). The Corporation shall, as soon as practicable  after the  Conversion  Date,  issue and  deliver  at such
          office  to  such  holder,  or  to  his  nominees,   a  certificate  or
          certificates  for the  number of shares of Common  Stock to which such holder shall be entitled,  together  with cash in lieu of any fraction of a share.

     (B)  The  Corporation  shall at all times  after the Common  Increase  Date during  which  the  Series B  Preferred  Stock  shall be  outstanding, reserve and keep available out of its  authorized but unissued  stock, for the purpose of effecting the  conversion of the Series B Preferred
          Stock,  such number of its duly  authorized  shares of Common Stock as shall from time to time be sufficient to effect the  conversion of all outstanding Series B Preferred Stock.

     (C)  Upon any such conversion,  no adjustment to the Conversion Price shall be made for any accrued and unpaid dividends on the Series B Preferred
          Stock surrendered for conversion or on the Common Stock delivered upon conversion.  All accrued but unpaid  dividends  through the Conversion
          Date will be paid by the  Corporation  to the  holder at the same time that  certificates  representing  the Common Stock are delivered  upon conversion.

     (D)  All  shares  of  Series B  Preferred  Stock,  which  shall  have  been surrendered  for  conversion  as  herein  provided  shall no longer be deemed to be  outstanding  and all rights with respect to such shares, including the rights, if any, to receive dividends (except for accrued but unpaid  dividends  through the  Conversion  Date),  notices and to vote,  shall  immediately  cease and terminate on the Conversion Date, except  only the right of the  holders  thereof to  receive  shares of
          Common  Stock in exchange  therefor  and accrued but unpaid  dividends through the Conversion Date. Any shares of Series B Preferred Stock so converted  shall be retired and  cancelled  and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be  necessary  to reduce  the  number  of shares of  authorized
          Series B Preferred Stock accordingly.

     (E)  If the  conversion  is in  connection  with an  underwritten  offer of securities  registered  pursuant to the  Securities  Act of 1933,  the conversion  may,  at the  option  of any  holder  tendering  Series  B
          Preferred Stock for conversion,  be conditioned  upon the closing with the  underwriter of the sale of securities  pursuant to such offering, in which event the  person(s)  entitled  to receive  the Common  Stock issuable upon such  conversion  of the Series B Preferred  Stock shall not be deemed to have  converted  such Series B Preferred  Stock until immediately prior to the closing of the sale of securities.

Section 5.4    Adjustments to Conversion Price.

     (A)  Special  Definitions.  For purposes of this Section 5.4, the following definitions shall apply:

          (1)  "Option" shall mean rights, options or warrants to subscribe for,
               purchase  or  otherwise   acquire  Common  Stock  or  Convertible
               Securities,  excluding  rights or options  granted to  employees, directors or consultants of the Corporation pursuant to an option plan  adopted  by the Board of  Directors  to  acquire up to that number of shares of Common Stock as is equal to ten (10%) percent of the Common Stock  outstanding  (provided that, for purposes of this Section 5.4(A)(1),  all shares of Common Stock issuable upon
               (1)  exercise  of options  granted or  available  for grant under plans  approved by the Board of  Directors or (2)  conversion  of shares of Preferred Stock shall be deemed to be outstanding).

          (2)  "Original  Issue  Date"  shall  mean the date on which  the first share of Series B Preferred Stock is first issued.

          (3)  "Convertible    Securities"   shall   mean   any   evidences   of
               indebtedness,  shares or other securities  directly or indirectly convertible into or exchangeable for Common Stock.

          (4)  "Additional  Shares of Common  Stock"  shall  mean all  shares of
               Common Stock issued (or, pursuant to Section 5.4(C) below, deemed to be issued) by the  Corporation  after the Original  Issue Date and other than shares of Common Stock issued or issuable:

               (i)  as a dividend or distribution on Series B Preferred Stock;

               (ii) by reason of a  dividend,  stock  split,  split-up  or other distribution  on shares of Common Stock,  subject to Section
                    Section 5.5 or Section 5.6 or excluded  from the  definition of Additional Shares of Common Stock by the foregoing clause
                    (i);

              (iii) upon the exercise of options  excluded  from the  definition of "Option" in Section 5.4(A)(1);

               (iv) upon  exercise  of  Options  which were  outstanding  on the
                    Original   Issue  Date,   the   conversion  of   Convertible
                    Securities  which were  outstanding  on the  Original  Issue
                    Date,  or in lieu of cash stay  bonuses  which were  granted before 2001;

               (v)  in connection with equipment leases, loans,  acquisitions of businesses, strategic alliances, or licenses or acquisitions of technology or marketing rights; or

               (vi) upon conversion of shares of Preferred Stock.

          (5)  "Rights to Acquire  Common  Stock" (or  "Rights")  shall mean all rights issued by the Corporation to acquire common stock whatever by exercise of a warrant, option or similar call or conversion of any existing instruments, in either case for consideration fixed, in amount or by formula, as of the date of issuance.

     (B)  No  Adjustment  of Converson  Price.  No  adjustment  in the number of shares of Common  Stock  into which the  Series B  Preferred  Stock is convertible shall be made, by adjustment in the applicable  Conversion
          Price  thereof:  (a) unless the  consideration  per share  (determined pursuant to Section  5.4(E)) below for an  Additional  Share of Common
          Stock  issued or deemed to be issued by the  Corporation  is less than the  applicable  Conversion  Price  in  effect  on the  date  of,  and immediately  prior to, the issue of such additional  shares, or (b) if prior to such issuance,  the Corporation  receives written notice from the holders of at least  sixty-six and two-thirds  percent of the then outstanding  shares of Series B Preferred  Stock agreeing that no such adjustment  shall be made as the result of the issuance of  Additional
          Shares of Common Stock.

     (C)  Issue of Securities Deemed Issue of Additional Shares of Common Stock.
          If the Corporation at any time or from time to time after the Original
          Issue Date shall issue any Options or Convertible  Securities or other
          Rights to Acquire  Common Stock,  then the maximum number of shares of
          Common Stock (as set forth in the instrument  relating thereto without regard to any provision contained therein for a subsequent  adjustment of such number) issuable upon the exercise of such Options, Rights or, in the case of Convertible  Securities,  the conversion or exchange of such Convertible  Securities,  shall be deemed to be Additional Shares of Common  Stock  issued as of the time of such issue,  provided  that
          Additional  Shares  of Common  Stock  shall not be deemed to have been issued  unless the  consideration  per share  (determined  pursuant to
          Section 5.4(E) hereof) of such Additional Shares of Common Stock would be less than the applicable  Conversion Price in effect on the date of and immediately  prior to such issue, or such record date, as the case may be, and provided further that in any such case in which Additional
          Shares of Common Stock are deemed to be issued:

          (1)  No further  adjustment in the Conversion Price shall be made upon the subsequent  issue of shares of Common Stock upon the exercise of such  Options  or Rights or  conversion  or  exchange  of such
               Convertible Securities;

          (2)  Upon the expiration or termination of any  unexercised  Option or
               Right, the Conversion Price shall be readjusted as if such Option or Right had never been issued; and

          (3)  In the  event of any  change  in the  number  of shares of Common
               Stock  issuable upon the exercise,  conversion or exchange of any
               Option, Right or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted
               to  such  Conversion   Price  as  would  have  obtained  had  the
               adjustment that was made upon the issuance of such Option,  Right or Convertible  Security not exercised or converted prior to such change  been made upon the basis of such  change,  but no further adjustment  shall be made for the actual issuance of Common Stock upon the  exercise or  conversion  of any such  Option,  Right or
               Convertible Security.

     (D)  Adjustment of Conversion  Price upon Issuance of Additional  Shares of
          Common Stock. If the Corporation  shall at any time after the Original
          Issue  Date  issue  Additional   Shares  of  Common  Stock  (including
          Additional  Shares of Common  Stock  deemed to be issued  pursuant  to
          Section  5.4(C),   but  excluding  shares  issued  as  a  dividend  or
          distribution  as  provided  in  Section  5.6 or upon a stock  split or combination as provided in Section 5.5), without  consideration or for a consideration per share less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, such Conversion Price shall be reduced,  concurrently with such issue to a price  (calculated to the nearest cent)  determined by multiplying such Conversion Price by a fraction,  (a) the numerator of which  shall be (1) the number of shares of Common  Stock  outstanding immediately  prior to such  issue  plus (2) the  number  of  shares of
          Common  Stock  which  the  aggregate  consideration  received  by  the
          Corporation for the total number of Additional  Shares of Common Stock so  issued  would  purchase  at  such  Conversion  Price;  and (b) the denominator of which shall be (1) the number of shares of Common Stock outstanding  immediately  prior to such  issue  plus (2) the number of such Additional Shares of Common Stock so issued.  Notwithstanding the foregoing, the applicable Conversion Price shall not be reduced if the amount of such reduction  would be an amount less than $.005,  but any such  amount  shall be carried  forward  and  reduction  with  respect thereto made at the time of and together with any subsequent reduction which,  together  with such amount and any other  amount or amounts so carried  forward,  shall aggregate $.005 or more. For purposes of this
          Section 5.4(D), all shares of Common Stock issuable upon conversion of
          Preferred Stock shall be deemed to be outstanding.

     (E)  Determination of Consideration.  For purposes of this Section 5.4, the consideration  received  by  the  Corporation  for  the  issue  of any
          Additional Shares of Common Stock shall be computed as follows:

          (1)  Cash and Property: Such consideration shall:

               (i)  insofar as it consists of cash, be computed at the aggregate of cash received by the Corporation,  without  reduction for amounts  paid or payable  for  accrued  interest  or accrued dividends;

               (ii) insofar as it  consists  of  property  other  than cash,  be computed  at the fair  market  value  thereof at the time of such  issue,  as  determined  in good  faith by the Board of
                    Directors; and

               (iii)in the event  Additional  Shares of Common  Stock are issued together  with other shares or securities or other assets of the Corporation for consideration  which covers both, be the proportion of such  consideration  so received,  computed as provided  in clauses (i) and (ii) above,  as  determined  in good faith by the Board of Directors.

          (2)  Options, Rights and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common
               Stock  deemed to have been  issued  pursuant  to Section  5.4(C), relating to Options, Rights and Convertible Securities,  shall be determined by dividing

               (i)  the total  amount,  if any,  received or  receivable  by the
                    Corporation as consideration  for the issue of such Options,
                    Rights or Convertible Securities, plus the minimum aggregate amount  of  additional  consideration  (as set  forth in the
                    instruments   relating   thereto,   without  regard  to  any
                    provision  contained therein for a subsequent  adjustment of such  consideration)  payable  to the  Corporation  upon the exercise  of such  Options  or Rights or the  conversion  or exchange of such Convertible Securities, by

               (ii) the maximum  number of shares of Common  Stock (as set forth in the instruments  relating thereto,  without regard to any provision  contained therein for a subsequent  adjustment of such number)  issuable  upon the exercise of such Options or
                    Rights or the  conversion  or exchange  of such  Convertible
                    Securities.

     Section  5.5  Adjustment  for  Stock  Splits  and   Combinations.   If  the
Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding  Common Stock, the Conversion Price then
in  effect   immediately   before  that  subdivision  shall  be  proportionately
decreased.  If the Corporation  shall at any time or from time to time after the
Original  Issue  Date  combine  the  outstanding  shares  of Common  Stock,  the
Conversion  Price then in effect  immediately  before the  combination  shall be proportionately  increased.  Any adjustment  under this  paragraph  shall become effective  at the close of business on the record  date for the  subdivision  or combination.

     Section 5.6  Adjustment  for Certain  Dividends and  Distributions.  In the
event the Corporation at any time, or from time to time after the Original Issue
Date shall make or issue, a dividend or other distribution payable in Additional
Shares of Common Stock,  then and in each such event the Conversion  Price shall be decreased as of the time of such  issuance,  by  multiplying  the  Conversion
Price by a fraction:

     (A)  the  numerator  of which shall be the total number of shares of Common
          Stock  issued and  outstanding  immediately  prior to the time of such issuance, and

     (B)  the denominator of which shall be the total number of shares of Common
          Stock  issued and  outstanding  immediately  prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

     Section 5.7 Adjustments for Other Dividends and Distributions. In the event the  Corporation  at any time or from time to time after the Original Issue Date shall make or issue a dividend or other  distribution  payable in  securities of the Corporation  other than shares of Common Stock,  then and in each such event provision  shall be made so that the holders of shares of the Series B Preferred
Stock shall receive upon conversion  thereof in addition to the number of shares
of  Common  Stock  receivable  thereupon,   the  amount  of  securities  of  the
Corporation  that they would have  received had their  Series B Preferred  Stock been converted  into Common Stock on the date of such event and had  thereafter, during the period from the date of such event to and  including  the  conversion date,  retained  such  securities  receivable  by them as aforesaid  during such period  giving  application  to all  adjustments  called for during such period, under this  paragraph  with respect to the rights of the holders of the Series B
Preferred Stock.

     Section 5.8 Adjustment for Reclassification,  Exchange, or Substitution. If
the Common Stock  issuable upon the  conversion of the Series B Preferred  Stock shall be changed  into the same or a different  number of shares of any class or classes  of stock,  whether  by  capital  reorganization,  reclassification,  or otherwise  (other than a subdivision  or combination of shares or stock dividend provided  for above,  or a  reorganization,  merger,  consolidation,  or sale of assets provided for below), then and in each such event the holder of each share of Series B Preferred  Stock  shall have the right  thereafter  to convert  such share  into the kind and  amount of shares  of stock  and other  securities  and property receivable upon such reorganization, reclassification, or other change, by  holders of the  number of shares of Common  Stock into which such  shares of
Series B Preferred  Stock might have been  converted  immediately  prior to such reorganization,  reclassification,  or change, all subject to further adjustment as provided herein.

     Section 5.9  Adjustment for Merger or  Reorganization,  etc. In case of any consolidation  or merger of the  Corporation  (except  mergers not involving any change in or any issuance of securities of the Corporation) with or into another corporation  or the  sale  of  all or  substantially  all of the  assets  of the
Corporation to another  corporation (other than a consolidation,  merger or sale which is treated as a liquidation pursuant to Article 3),

     (A)  if the  surviving  entity  shall  consent in writing to the  following provisions,  then  each  share  of  Series  B  Preferred  Stock  shall thereafter be convertible  into the kind and amount of shares of stock or other  securities  or  property  to which a holder of the number of shares of Common Stock of the Corporation  deliverable upon conversion of such Series B Preferred  Stock would have been  entitled  upon such
          consolidation,   merger  or  sale;  and,  in  such  case,  appropriate
          adjustment  (as  determined  in good faith by the Board of  Directors)
          shall be made in the  application  of the provisions in this Article 5 set forth with  respect to the rights and interest  thereafter  of the holders  of the  Series  B  Preferred  Stock,  to  the  end  that  the provisions  set forth in this  Article 5  (including  provisions  with respect to changes in and other  adjustments of the Conversion  Price)
          shall  thereafter be  applicable,  as nearly as reasonably  may be, in
          relation  to  any  shares  of  stock  or  other  property   thereafter
          deliverable upon the conversion of the Series B Preferred Stock; or

     (B)  if the  surviving  entity  shall not so  consent,  then each holder of
          Series B Preferred  Stock may,  after  receipt of notice  specified in
          Section  5.12,  elect to  convert  such  Stock  into  Common  Stock as provided in this Article 5 or to accept the  distributions to which he would have been entitled under Article 3 if such consolidation, merger or sale had been treated as a liquidation pursuant to such Article 3.

     Section 5.10   No Impairment. The Corporation will not, by amendment of its
Articles of  Incorporation  or through any  reorganization,  transfer of assets, consolidation,  merger,  dissolution,  issue or sale of  securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation,  but will at all times in good faith assist in the carrying out of all the provisions of this
Article  5 and in the  taking  of  all  such  action  as  may  be  necessary  or appropriate  in order to protect  the  Conversion  Rights of the  holders of the
Series B Preferred Stock against impairment.

     Section 5.11  Certificate  as to  Adjustments.  Upon the occurrence of each adjustment or readjustment  of the Conversion  Price pursuant to this Article 5, the  Corporation  at its expense  shall  promptly  compute  such  adjustment  or readjustment in accordance with the terms hereof and furnish to each holder,  if any, of Series B Preferred Stock a certificate  setting forth such adjustment or readjustment  and  showing in detail the facts  upon  which such  adjustment  or readjustment  is  based  and  shall  file a copy of such  certificate  with  its corporate  records.  The Corporation shall, upon the written request at any time of any holder of Series B Preferred  Stock,  furnish or cause to be furnished to such  holder a  similar  certificate  setting  forth  (1) such  adjustments  and readjustments,  (2) the Conversion  Price then in effect,  and (3) the number of shares of Common  Stock and the  amount,  if any, of other  property  which then would be received upon the conversion of Series B Preferred Stock.  Despite such adjustment  or  readjustment,  the form of each or all Series B Preferred  Stock
Certificates, if the same shall reflect the initial or any subsequent conversion price,  need not be changed in order for the adjustments or  readjustments to be valued in accordance with the provisions hereof, which shall control.

     Section 5.12   Notice of Record Date. In the event:

     (A)  that the Corporation  declares a dividend (or any other  distribution)
          on its Common Stock payable in Common Stock or other securities of the
          Corporation;

     (B)  that the Corporation  subdivides or combines its outstanding shares of
          Common Stock;

     (C)  of any  reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding  shares of Common
          Stock or a stock dividend or stock  distribution  thereon),  or of any consolidation  or  merger  of the  Corporation  into or  with  another corporation  (except  mergers  not  involving  any  change  in or  any issuance of securities of the  Corporation),  or of the sale of all or substantially all of the assets of the Corporation; or

     (D)  of the involuntary or voluntary dissolution, liquidation or winding up of the Corporation;

then the Corporation  shall cause to be filed at its principal  office or at the office of the transfer agent of the Series B Preferred Stock, and shall cause to be mailed to the holders of the Series B Preferred Stock at their last addresses as shown on the records of the  Corporation or such transfer agent, at least ten days prior to the record date  specified  in (1) below or twenty days before the date specified in (2) below, a notice stating:

          (1)  the record date of such  dividend,  distribution,  subdivision or combination,  or, if a record is not to be taken,  the date as of which the  holders of Common  Stock of record to be  entitled  to such dividend, distribution, subdivision or combination are to be determined, or

          (2)  the date on which such reclassification,  consolidation,  merger, sale,  dissolution,  liquidation  or  winding up is  expected  to become  effective,  and the date as of which it is expected  that holders of Common  Stock of record  shall be entitled to exchange their shares of Common  Stock for  securities  or other  property deliverable upon such  reclassification,  consolidation,  merger, sale, dissolution or winding up.

Article 6.     Repurchase of Shares.

     Each holder of any outstanding  shares of Series B Preferred Stock shall be deemed to have  consented,  for  purposes  of Sections  502,  503 and 506 of the
California  Corporations  Code,  to  distributions  made by the  Corporation  in connection  with the  repurchase  of shares of Common Stock issued to or held by the employees,  officers,  directors,  consultants  or other persons  performing services for the Corporation  upon  termination of their  employment or services pursuant to agreements  between the Corporation  and such persons  providing for the Corporation's right of such repurchase.

                   CERTIFICATE OF AMENDMENT TO CERTIFICATE OF
            DETERMINATION OF PREFERENCES OF SERIES B PREFERRED STOCK
                            OF SYNBIOTICS CORPORATION
                            a California corporation

     The  undersigned,  Paul A.  Rosinack and Michael K. Green,  hereby  certify that:

     A. Mr. Rosinack is the duly executed and acting  President and Mr. Green is the duly elected and acting  Secretary of Synbiotics  Corporation,  a California corporation (the "Corporation").

     B.  Pursuant  to the  authority  given  by the  Corporation's  Articles  of
Incorporation, as amended to date, the Board of Directors of the Corporation has duly adopted the resolution attached as Exhibit A.

     C. The authorized number of shares of Preferred Stock of the Corporation is
25,000,000,  none of which has been issued.  The authorized  number of shares of
Series B Preferred  Stock of the  Corporation  is 4,000,  none of which has been issued.

     IN WITNESS WHEREOF,  the undersigned  certify under penalty of perjury that they  have  read the  foregoing  Certificate  of  Amendment  to  Certificate  of
Determination and know the contents thereof, and that the statements therein are true and correct of their own knowledge.

         Executed in San Diego, California on January 21, 2002.

                                        /s/Paul A. Rosinack
                                        __________________________________
                                        Paul A. Rosinack
                                        President

                                        /s/Michael K. Green
                                        __________________________________
                                        Michael K. Green
                                        Secretary

                                    Exhibit A

     NOW,  THEREFORE,  BE IT  RESOLVED,  that  Article  5,  Section  5.1  of the
Certificate of Determination of Preferences of Series B Preferred Stock filed by the Corporation  with the Secretary of State of California on January 4, 2002 is
hereby amended and restated to read as follows:

     "Section 5.1 Each share of Series B Preferred  Stock shall be  convertible, at the option of the holder thereof,  at any time after the Common Increase Date
(as defined below) and from time to time  thereafter,  into such number of fully paid and  nonassessable  shares of Common  Stock as is  determined  by  dividing
$1,000.00 by the  Conversion  Price (as defined  below) in effect at the time of conversion.  The  Conversion  Price at which  shares  of Common  Stock  shall be deliverable  upon  conversion of Series B Preferred Stock without the payment of additional  consideration by the holder thereof (the  "Conversion  Price") shall initially be  $0.12846.  Such initial  Conversion  Price,  and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

     The  "Common  Increase  Date"  is the day  the  Corporation's  Articles  of
Incorporation  are amended to increase the authorized number of shares of Common
Stock to at least 70,000,000.  The Corporation  covenants to use its best effort to cause the Common Increase Date to occur by no later than July 31, 2002.

     In the event of a liquidation of the  Corporation,  the  Conversion  Rights shall  terminate  at the close of business on the first full day  preceding  the date fixed for the payment of any amounts  distributable  on  liquidation to the holders of Series B Preferred Stock."

                                    EXHIBIT 4

                                 PROMISSORY NOTE

$800,000.00                                              Date:  January 22, 2002

For Value  Received,  the receipt,  sufficiency  and adequacy of which is hereby acknowledged,  the undersigned  ("Debtor")  promises to pay Jerry L. Ruyan, 8730
Red Fox Lane, Cincinnati,  Ohio 45243 ("Note Holder") the principal sum of eight
hundred  thousand   ($800,000.00)  on  July  22,  2002,  plus  interest  on  the outstanding  principal  balance  at the rate per annum  equal to the prime  rate announced from time to time by The Fifth Third Bank, per annum starting  January
22, 2002.

This  Promissory  Note may be  prepaid  in whole or in part at any time  without penalty.

If suit is brought to collect  this Note,  the Note Holder  shall be entitled to collect all reasonable costs and expenses of the suit, including but not limited to attorney's fees.

Presentment,  Notice of Dishonor,  and Protest are hereby  waived by all makers, sureties,  guarantors  and  endorsers  hereof.  This Note shall be the joint and several obligation of all makers,  sureties,  guarantors and endorsers,  if any, and shall be binding upon them and their successors and assigns.

No delay or  omission  on the part of the Note  Holder in  exercising  any right hereunder  shall  operate as a waiver of such right or of any other  right under this Note. A waiver on any one occasion shall not be construed to be a waiver of any such right and/or remedy on any future occasion.

Any notice to Debtor  provided  for in this Note shall be given by mailing  such notice by certified mail addressed to Debtor at 9468 Montgomery Rd., Cincinnati,
Ohio 45242or to such other address as Debtor may designate by written  notice to
Note Holder.  Any notice to Note Holder shall be given by mailing such notice by certified  mail,  return  receipt  requested,  to the Note Holder at the address stated in the first  paragraph of this Note,  or at such other place as may have been designated by notice to the Debtor.

This Note shall be governed by and construed in accordance  with the laws of the
State of Ohio in all respects.

                                        Debtor:

                                        Redwood Holdings, Inc.

                                           /s/Thomas A. Donelan
                                        ---------------------------------
                                        by:  Thomas A. Donelan, President